As filed with the Securities and Exchange Commission on November 4, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Maxtor Corporation
(Exact name of registrant as specified in charter)

Delaware	77-0123732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 McCarthy Boulevard
Milpitas, California 95035
(408) 894-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Dr. C.S. Park
Chairman of the Board and
Chief Executive Officer
500 McCarthy Boulevard
Milpitas, California 95035
(408) 894-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Diane Holt Frankle, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate	Aggregate	Registration
Securities to be Registered	Registered	Price per Share	Offering Price	Fee

2.375% Convertible Senior Notes due 2012	$326,000,000(1)	100%(2)(3)	$326,000,000	$38,370.20

Common Stock, $0.01 par value	49,913,501(4)	—	—	—(5)

(1)	Represents aggregate principal amount of the 2.375% Convertible Senior Notes due 2012 issued by Registrant.

(2)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

(3)	Excludes accrued interest and distributions, if any.

(4)	Represents the number of shares of common stock initially issuable upon conversion of the Notes registered hereby and pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the Notes as a result of the antidilution provisions thereof. For each $1,000 principal amount of the Notes surrendered for conversion, 153.1089 shares of common stock of Maxtor Corporation will be issued, subject to adjustment.

(5)	No additional consideration will be received for the common stock and therefore, pursuant to Rule 457(i), no registration fee is required.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the registration statement that is filed with the Securities and Exchange Commission relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted or legal.

Subject to Completion, Dated November 4, 2005
PRELIMINARY PROSPECTUS
$326,000,000
2.375% Convertible Senior Notes Due 2012 and 49,913,501 shares of
Common Stock Issuable Upon Conversion of the Notes

        We issued the 2.375% Convertible Senior Notes due 2012, which we refer to as the “Notes,” in a private placement. This prospectus will be used by selling securityholders to resell their Notes and the common stock issuable upon conversion of their Notes. We will not receive any proceeds from the sale of the Notes or the common stock issuable upon conversion of the Notes by the selling securityholders.
      The Notes bear interest at a rate of 2.375% per annum. We will pay interest on the Notes on February 15 and August 15 of each year, beginning February 15, 2006. The Notes will mature on August 15, 2012. The Notes are general unsecured obligations and rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated. The Notes are effectively subordinated to all our existing and future secured debt and to the indebtedness and other liabilities of our subsidiaries.
      Each $1,000 principal amount of the Notes is convertible into 153.1089 shares of our common stock, par value $0.01 per share, subject to adjustment as described in this prospectus. The initial conversion rate is equivalent to an initial conversion price of $6.53 per share of our common stock. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Shares of our common stock are traded on the New York Stock Exchange under the symbol “MXO.” The closing price of our common stock on November      , 2005 was $           per share.
      The Notes are convertible under the following circumstances: (1) if the price of our common stock reaches a specified threshold during specified periods, (2) if the trading price of the Notes is below a specified threshold, subject to specified exceptions, (3) if the Notes have been called for redemption, or (4) if specified corporate transactions occur, each as described in this prospectus. Subject to certain exceptions described under “Description of the Notes,” we will deliver cash and shares of our common stock, if any, upon conversion of the Notes with an aggregate value (the “conversion value”) equal to the conversion rate multiplied by the average price of our common stock, as described herein.
      We may not redeem the Notes prior to August 20, 2010. We may redeem some or all of the Notes for cash on or after August 20, 2010 at 100.68% of their principal amount and on or after August 15, 2011 at 100.34% of their principal amount, in each case plus accrued and unpaid interest and liquidated damages, if any, to but excluding the date fixed for redemption.
      Note holders may require us to repurchase all or a portion of your Notes upon the occurrence of a fundamental change, as defined in this prospectus, at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to but excluding the date of repurchase.
      We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. We expect the Notes to be eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) system of the National Association of Securities Dealers, Inc.
       Investing in the Notes and common stock issuable upon conversion of the Notes involves risks. See “Risk Factors” beginning on page 7.
       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                     , 2005.

ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this document may only be accurate on the date of this document. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the Notes and common stock.
      Maxtor®, DiamondMax®, Atlas®, and Quick View® are registered trademarks of Maxtor Corporation. Maxtor OneTouchtm, Maxtor Shared Storagetm, and Maxtor Quickviewtm are trademarks of Maxtor Corporation. All other brand names and trademarks appearing in this prospectus are the property of its respective holders.
      Unless the context otherwise requires, the terms “Maxtor,” “Maxtor Corporation,” “Company,” “we,” “us” and “our” refer to Maxtor Corporation and its subsidiaries.
FORWARD-LOOKING STATEMENTS
      Some of the statements contained in this prospectus and in the documents we incorporate by reference are forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The statements contained in this prospectus and the documents we incorporate by reference that are not purely historical, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. Examples of forward-looking statements in this prospectus and documents we incorporate by reference include statements regarding capital expenditures, liquidity, impacts of our restructuring, our indemnification obligations, the results of litigation, amortization of other intangible assets, product shipments, manufacturing transitioning and our relationships with vendors. In this prospectus and the documents we incorporate by reference, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “would,” “project,” “plan,” “estimate,” “predict,” “potential,” “future,” “continue,” or similar expressions also identify forward-looking statements. These statements are only predictions. We make these forward-looking statements based upon information available on the date hereof, and we have no obligation (and expressly disclaim any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. Our actual results could differ materially from those anticipated in this prospectus and documents this prospectus incorporates by reference as a result of certain factors including, but not limited to, those set forth below in the section entitled “Risk Factors” and elsewhere in this prospectus.

i

SUMMARY
      The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this prospectus and the documents we incorporate by reference to fully understand the terms of the Notes as well as the tax and other considerations that are important to you in making a decision whether to invest in the Notes and the common stock issuable upon their conversion. In this prospectus, we refer to Maxtor Corporation and its subsidiaries as “we,” “us,” “our” or “Maxtor,” unless we specifically indicate otherwise or the context clearly indicates otherwise. Notwithstanding the foregoing, you should be aware that Maxtor Corporation is the sole obligor of the Notes.
      Maxtor is a leading supplier of hard disk drives for desktop computers, Intel-based servers and consumer electronics applications with 17.5% of the total hard drive market in 2004, according to International Data Corporation (“IDC”). Our 3.5-inch desktop drives represented approximately 80% of our total 2004 revenue and we have a significant presence in this market with an approximate 24.4% share in 2004, according to IDC.
      We offer a line of high-end 3.5-inch hard disk drives for use in high-performance, storage-intensive enterprise applications such as workstations, enterprise servers and storage subsystems. We recently began shipments of server products with the new Serial Attached SCSI (SAS) interface, which allows for faster data transfer rates. Our MaXLine-branded drives, with 250 or 300 GB of capacity, are designed specifically for high-reliability to meet the needs of enterprise customers who need ready access to fixed content data files, such as records required to be retained under the Sarbanes Oxley Act or HIPAA. We recently announced the availability of our 500 GB desktop drives in late 2005, shipping in volume in early 2006.
      Finally, we offer a line of personal storage products, which we refer to as “branded” products, designed for use in the home or office and sold primarily through retail stores. Our OneTouch external storage drives provide a simple, powerful solution for storage and backup of important digital data, including music files, photographs, video images and business data. Maxtor Shared Storage acts as a home networking device, allowing users to centralize, organize and share their personal music, photographs and data. Our QuickView Expander is designed to augment the storage of television shows and movies for digital video recorder (“DVR”) owners.
      Maxtor was also early in recognizing the opportunities for hard drive storage in the DVR market which continues to represent an opportunity for revenue growth. Consumer electronic devices that incorporate 3.5-inch hard disk drives represented approximately 21 million hard drives sold in 2004, according to IDC. Maxtor was a leader in the DVR market, shipping a total of 6.3 million devices for this purpose in 2004. Our customers include Dish Network, Scientific-Atlanta, Inc., Tivo Inc., Toshiba Corporation and other major consumer electronics OEMs. Our recently introduced 500 GB desktop drive will address the high storage capacity requirements of the consumer electronics market, specifically DVRs and set-top boxes.
      Maxtor has several manufacturing related initiatives underway that should help us lower costs and improve the desktop gross profit margin.
      Strengthen media access and move offshore — Our internal media factory, supplies a majority of our media needs. The hard drive industry is currently facing a tightness in supply of media components that could last into 2006. To ensure access to adequate media supply, we are adding internal capacity and expanding our relationships with external suppliers. To reduce costs, we intend to move the majority of our internal operation from the U.S. to Asia. We are moving forward to finalize our construction and equipment procurement plans. Our target is to begin initial media shipments from Asia by the end of 2006.

      Continue to ramp desktop production in China — We are currently on track with our plan to transition the manufacturing of drives for desktop computers to our China facility from Singapore. By the end of 2005 we expect two-thirds of our desktop disk drive products will be manufactured in China. We therefore expect to reduce headcount in our Singapore manufacturing facility by up to 5,500 employees over the course of 2005 and early 2006. Once the transition is completed, we intend to sell one of the two buildings we own in Singapore.
      Maxtor’s principal executive offices are located at 500 McCarthy Boulevard, Milpitas, CA 95035. Our representative offices are located throughout the U.S. and in Australia, China, France, Germany, Great Britain, Hong Kong, India, Ireland, Japan, Korea, Russia, Singapore, Switzerland, Taiwan and United Arab Emirates. Our telephone number is (408) 894-5000 and we maintain a website at www.maxtor.com. Information contained on our website does not constitute a part of this prospectus.
The Offering

Issuer	Maxtor Corporation.

Securities Offered	$326,000,000 aggregate principal amount of 2.375% Convertible Senior Notes Due 2012 and up to 49,913,501 shares of common stock issuable upon conversion of the Notes.

Issue Price	The Notes will be issued at a price of $1,000 per $1,000 principal amount, plus accrued interest if any, from August 15, 2005.

Maturity Date	August 15, 2012.

Ranking	The Notes are general unsecured obligations of Maxtor and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations of Maxtor. As of October 1, 2005, our senior indebtedness, exclusive of trade payables, totaled approximately $522.8 million, after giving effect to the issuance and sale of the Notes and the application of the net proceeds as set forth under “Use of Proceeds.” The Notes are effectively subordinated to all our existing and future secured indebtedness. As of October 1, 2005, we had total secured indebtedness of approximately $1.1 million. The Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors, and indebtedness of our subsidiary in China. As of October 1, 2005, our subsidiaries had total debt, exclusive of intercompany debt, trade payables and other current liabilities, of approximately $60 million.

Interest	We will pay interest on the Notes on February 15 and August 15 of each year, beginning February 15, 2006.

Conversion Rights	Holders may convert their Notes at the conversion rate prior to the close of business on the business day prior to the maturity date only under the following circumstances:

• during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock, for at least 20 consecutive trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 110% of the conversion price per share of our common stock;

• subject to certain exceptions, during the five business day period following any five consecutive trading day period in which the trading price per $1,000 principal amount of the Notes for each day of such period was less than 100% of the product of the sale price of our common stock multiplied by the conversion rate of the Notes;

• if the Notes have been called for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

The initial conversion rate will be 153.1089 shares of our common stock per $1,000 principal amount of Notes, subject to adjustment as set forth in “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” This represents an initial conversion price of $6.53 per share of common stock.

As described in this prospectus, the conversion rate may be adjusted upon the occurrence of certain events, including for any cash dividend, but will not be adjusted for accrued and unpaid interest. By delivering to the holder cash and shares of our common stock, if any, we will satisfy our obligations with respect to the Notes subject to the conversion. Accordingly, upon conversion of a Note, accrued and unpaid interest will be deemed to be paid in full, rather than canceled, extinguished or forfeited.

Conversion Settlement	Subject to certain exceptions described under “Description of the Notes,” we will deliver cash and shares of our common stock, if any, upon conversion of the Notes with an aggregate value (the “conversion value”) equal to the conversion rate multiplied by the average of the sale prices (the “average price”) of our common stock during the 10 trading day period commencing after the third trading day following the date the Notes are tendered for conversion, as follows:

• an amount in cash (the “principal return”) equal to the lesser of (a) the principal amount of Notes surrendered for conversion and (b) the conversion value, and

• if the conversion value is greater than the principal amount, an amount (the “net amount”) with a value equal to the difference between the conversion value and the principal return, as described in this prospectus. We may pay the net amount in cash (the “cash amount”) or shares of our common stock (the “net shares”), equal to the sum of the daily share amounts, calculated as described under “Description of the Notes — Conversion Rights — Conversion Settlement” below.

We will pay the principal return and cash for fractional shares, and deliver net shares or pay the cash amount, as applicable, no later than the third business day following the determination of the average price.

Payment at Maturity	Each holder of $1,000 principal amount of the Notes shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund	None.

Optional Redemption by Maxtor	We may not redeem the Notes prior to August 20, 2010. We may redeem some or all of the Notes for cash on or after August 20, 2010 at 100.68% of their principal amount and on or after August 15, 2011 at 100.34% of their principal amount, in each case, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the date fixed for redemption. See “Description of the Notes — Optional Redemption by Us.”

Certain United States Federal Income Tax Considerations	A U.S. holder of a Note will be required to include interest on the Note in income for federal income tax purposes at the time that such interest is received or accrues, in accordance with such holder’s method of accounting for federal income tax purposes. A U.S. holder of a Note will generally recognize gain or loss on the sale, exchange, redemption or repurchase of such Note. If a U.S. holder receives a combination of cash and common stock upon conversion of a Note (other than an exchange in lieu of conversion), it is likely that the conversion will be treated as a recapitalization. In a recapitalization, the holder would recognize gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in respect of accrued and unpaid interest) and (ii) the amount of gain realized equal to the excess, if any, of the amount of cash received (other than in respect of accrued and unpaid interest) plus the fair market value of common stock received, over the holder’s adjusted tax basis in the Note. For more information, see “Certain United States Federal Income Tax Considerations” below.

Holders may in certain situations be deemed for U.S. federal tax purposes, to have received a distribution which will be taxable as a dividend to the extent of our current and accumulated earnings and profits, in the event of any taxable distribution to holders of common stock, such as a cash dividend, or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Considerations — U.S. Holders — Constructive Distributions” and “Certain United States Federal Income Tax Considerations — Non-U.S. Holders — Dividends.”

Fundamental Change	Upon a fundamental change, each holder of the Notes may require us to repurchase some or all of its Notes at a purchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest, including liquidated damages. See “Description of the Notes — Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder.”

Make Whole Amount and Public Acquirer Change of Control	If certain transactions that constitute a change of control occur, under certain circumstances, we will increase the conversion rate by a number of additional shares for any conversion of Notes in connection with such transactions, as described under “Description of the Notes — Conversion Rights — Make Whole Amount and Public Acquirer Change of Control.” The amount of additional shares will be determined based on the date such transaction becomes effective and the price paid per share of our common stock in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of increasing the conversion rate, we may elect to adjust our conversion obligation such that upon conversion of the Notes, we will deliver cash and acquirer common stock, if any, as described under “Description of the Notes — Make Whole Amount and Public Acquirer Change of Control.”

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholders of the Notes or the shares of our common stock issuable upon conversion of the Notes.

Form, Denomination and Registration	The Notes have been issued in fully registered form. The Notes were issued in minimum denominations of $2,000 principal amount and integral multiples of $1,000 thereof. The Notes are represented by one or more global Notes, deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global Notes will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants. See “Description of the Notes — Form, Denomination and Registration.”

Absence of a Public Market for the Notes	The Notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the Notes. See “Plan of Distribution.”

Trading	We do not intend to list the Notes on any national securities exchange. The Notes, however, are eligible for trading in the PORTAL market.

NYSE Symbol for our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “MXO.”

Summary Consolidated Financial Information

	Fiscal Year	Fiscal Year	Fiscal Year	Nine Months Ended
	Ended	Ended	Ended
	December 28,	December 27,	December 25,	September 25,	October 1,
	2002(1)	2003(1)	2004(1)	2004(1)	2005

	(In millions, except share and per share amounts)
				(Unaudited)
Consolidated Statements of Operations Data:
Net revenues	$3,779.5	$4,086.4	$3,796.3	$2,765.1	$2,920.8
Gross profit	392.2	695.8	367.2	284.4	341.1
Income (loss) from operations	(246.0)	128.0	(182.0)	(118.4)	(7.1)
Net income (loss)	$(335.9)	$101.1	$(183.4)	$(112.9)	$(27.7)
Net income (loss) per share:
Basic	$(1.40)	$0.42	$(0.74)	$(0.46)	$(0.11)
Diluted	$(1.40)	$0.40	$(0.74)	$(0.46)	$(0.11)
Shares used in per share calculations (in thousands):
Basic	239,474	243,023	247,672	247,611	252,863
Diluted	239,474	251,136	247,672	247,611	252,863

As of
October 1,
2005

(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$455.8
Restricted cash	16.6
Marketable securities	88.0
Total assets	2,207.5
Long-term debt, net of current portion	575.8
Total stockholders’ equity	561.3

(1)	Certain items previously reported in specific financial statement captions have been reclassified to conform to the quarter ended October 1, 2005 presentation.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
      If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the Notes and our common stock could decline substantially.
Risks Related to Our Business

We have a history of significant losses.
      We have a history of significant losses. In the last five fiscal years, we were profitable in only fiscal years 2000 and 2003. For the fiscal year ended December 25, 2004, our net loss was $183.4 million. As of October 1, 2005, we had an accumulated deficit of $1,822.9 million. We may experience losses in the future and may not be profitable for a full fiscal year.

The decline of average selling prices in the hard disk drive industry could cause our operating results to suffer and make it difficult for us to achieve or maintain profitability.
      It is very difficult to achieve and maintain profitability and revenue growth in the hard disk drive industry because the average selling price of a hard disk drive declines over its commercial life as a result of technological advances, productivity improvements and increases in supply. In addition, intense price competition among personal computer manufacturers and Intel-based server manufacturers may cause the price of hard disk drives to decline. As a result, the hard disk drive market tends to experience periods of excess capacity and intense price competition. Competitors’ attempts to liquidate excess inventories, restructure, or gain market share also tend to cause average selling prices to decline. Furthermore, longer product life-cycles have resulted in a decline in average selling prices that, in some cases, exceed the decline in cost of components over the longer product life-cycle. This excess capacity and intense price competition may cause us in future quarters to lower prices, which will have the effect of reducing margins, causing operating results to suffer and making it difficult for us to achieve or maintain profitability. If we are unable to lower the cost of producing our hard disk drives to be consistent with any decline of average selling prices, we will not be able to compete effectively and our operating results will suffer. Furthermore, a decline in average selling prices may result from end-of-period buying patterns where distributors and sub-distributors tend to make a majority of their purchases at the end of a fiscal quarter, aided by disparities between distribution pricing and OEM pricing greater than historical norms and pressure on disk drive manufacturers to sell significant units in the quarter. Due to these factors, forecasts may not be achieved, either because expected sales do not occur or because they occur at lower prices than expected or on terms that are less favorable to us. This increases the chances that our results could diverge from the expectations of investors and analysts, which could make our stock price more volatile.

Intense competition in the hard disk drive market could reduce the demand for our products or the prices of our products, which could adversely affect our operating results.
      The desktop computer market segment and the overall hard disk drive market are intensely competitive even during periods when demand is stable. We compete primarily with manufacturers of 3.5-inch hard disk drives, including Fujitsu, Hitachi Global Storage, Samsung, Seagate Technology and Western Digital. Many of our competitors historically have had a number of significant advantages, including larger market share, a broader product line, preferred vendor status with customers, extensive name recognition and marketing power, a lower cost structure, and/or significantly greater financial, technical and manufacturing resources. Some of our competitors make many of their own components, which may provide them with benefits including lower costs. Others may themselves or through affiliated entities produce complete computer or other systems that contain disk drives or other information storage products, enabling them to determine pricing for complete systems without regard to the margins on individual components. In addition, because components other than disk drives generally contribute a greater portion of the operating margin on a complete system than do disk drives, these manufacturers of complete systems do not necessarily need to realize a profit on the disk drives included in a system. Our competitors may also:

•	consolidate or establish strategic relationships to lower their product costs or to otherwise compete more effectively against us;

•	lower their product prices to gain market share;

•	sell their products with other products to increase demand for their products;

•	develop new technology, which would significantly reduce the cost of their products;

•	get to the market with the next generation product faster or ramp more effectively; or

•	offer more products than we do and therefore enter into agreements with customers to supply hard disk drives as part of a larger supply agreement.
      Increasing competition could reduce the demand for our products and/or the prices of our products as a result of the introduction of technologically better and/or cheaper products, which could reduce our revenues. In addition, new competitors could emerge and rapidly capture market share. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results will suffer.

If we fail to qualify as a supplier to computer manufacturers or their subcontractors, then these manufacturers or subcontractors may not purchase any units of an entire product line, which will have a significant adverse impact on our sales.
      A significant portion of our products is sold to desktop computer and Intel-based server manufacturers or to their subcontractors. These manufacturers select or qualify their hard disk drive suppliers, either directly or through their subcontractors, based on quality, storage capacity, performance and price. Manufacturers typically seek to qualify two or more suppliers for each hard disk drive product generation. To qualify consistently, and thus succeed in the desktop and Intel-based server hard disk drive industry, we must consistently be among the first-to-market with introduction and first-to-volume production at leading storage capacities per disk, offering competitive prices and high quality. Once a manufacturer or subcontractor has chosen its hard disk drive suppliers for a given desktop computer or Intel-based server product, it often will purchase hard disk drives from those suppliers for the commercial lifetime of that product line. It is, however, possible to fail to maintain a qualification due to quality or yield issues. If we miss a qualification opportunity or cease to be qualified due to yield or quality issues, we may not have another opportunity to do business with that manufacturer or subcontractor until it introduces its next generation of products. The effect of missing a product qualification opportunity is magnified by the limited number of high-volume manufacturers of personal computers and Intel-based servers. If we do not reach the market or deliver volume production in a timely manner, we may not qualify our products and may need to deliver lower margin, older products than required in order to meet our customers’ demands. In such cases, our business, financial condition and operating results would be adversely affected. In addition, continuing developments in technology cause a need for us to continuously manage product transitions, including a need to qualify new products or qualify improvements to existing products. Accordingly, if we are unable to manage a product transition effectively, including the introduction, production or qualification of any new products or product improvements, our business and results of operations could be negatively affected.

The loss of one or more significant customers or a decrease in their orders of our products would cause our revenues to decline.
      We sell most of our products to a limited number of customers. For the fiscal year ended December 25, 2004, although none of our customers accounted for 10% or greater of our total revenue, our top five customers accounted for approximately 35.5% of our revenue. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue, and the proportion of our revenue from these customers could continue to increase in the future. These customers have a wide variety of suppliers to choose from and therefore can make substantial demands on us. Even if we successfully qualify a product for a given customer, the customer generally will not be obligated to purchase any minimum volume of product from us and generally will be able to terminate its relationship with us at any time. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer or if any of our key customers reduce their orders for our products or require us to reduce our prices before we are able to reduce costs, our business, financial condition and operating results could suffer. Mergers, acquisitions, consolidations or other significant transactions involving our significant customers may adversely affect our business and operating results.

If we do not expand into new hard drive markets, our revenues will suffer.
      To remain a significant supplier of hard disk drives to major manufacturers of personal computers, consumer electronics and Intel-based servers, we need to offer a broad range of hard disk drive products to our customers. Although almost all our current products are designed for the desktop computer and the Intel-based server markets, demand in these markets may shift to products we do not offer or volume demand may shift to other markets. Such markets may include laptop computers or handheld consumer products, which none of our products currently serves. Many other hard disk drive suppliers compete in these additional parts of the market, including Cornice, Inc., Fujitsu, Hitachi Global Storage, GS Magicstor Inc., Samsung, Seagate Technology, Toshiba and Western Digital. Because many of these competitors compete in a broader range of the market, they may not be as impacted by declines in demand or average selling prices in desktop products. Improvements in areal density and increases in sales of notebook computers are resulting in a shift to smaller form factor rigid disk drives for an expanding number of applications, including enterprise storage, personal computers and consumer electronic devices. In addition, non-disk drive storage technologies such as flash memories may create effective competition in these markets. We will need to successfully develop and manufacture new products that address additional hard disk drive markets to remain competitive in the hard disk drive industry. Although we are continuing our development efforts in the small form factor market there can be no assurance that we will successfully develop and introduce a small form factor product in a timely fashion. If we do not suitably adapt our technology and product offerings to successfully develop and introduce additional smaller form factor rigid disk drives, we may not be able to effectively compete and our revenues will suffer. Products using alternative technologies, such as optical storage, semiconductor memory and other storage technologies, may also compete with hard disk drive products in such markets.

Our efforts to improve operating efficiencies through restructuring activities may not be successful, and the actions we take to this end could limit our ability to compete effectively.
      We have taken, and continue to take, various actions to attempt to improve operating efficiencies at Maxtor through restructuring. These activities have included facility closures, facility transfers and significant personnel reductions. For example, in the fourth quarter of 2004 we announced plans to reduce our U.S. headcount by up to 200 persons in 2005, move manufacturing of additional desktop products from Singapore to China, consolidate our Singapore manufacturing into one facility by the end of 2005, and relocate the majority of our media production to Thailand starting in 2006. We continue to look at opportunities for further cost reductions, which may result in additional restructuring activities in the future. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Many factors, including reduced sales volume and average selling prices, which have impacted gross margins in the past, and the addition of, or increase in, other operating expenses may offset some or all of our anticipated or estimated savings. Moreover, the reduction of personnel and closure and transfer of facilities may result in disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations. Each of the above measures could have long-term adverse effects on our business by reducing our pool of technical talent, decreasing employee morale, disrupting production schedules or impacting the quality of products making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could adversely affect our business and operating results.

Because we are substantially dependent on desktop computer drive sales, a decrease in the demand for desktop computers could reduce demand for our products.
      Our revenue growth and profitability depend significantly on the overall demand for desktop computers and related products and services. Because we sell a significant portion of our products to the desktop segment of the personal computer industry, we will be affected more by changes in market conditions for desktop computers than a company with a broader range of products. End-user demand for the computer systems that contain our hard disk drives has historically been subject to rapid and unpredictable fluctuations. Demand in general for our products may be reduced by a shift to smaller form factor rigid disk drives or by the emergence of effective non-disk drive storage product competitors. Any decrease in the demand for desktop computers could reduce the demand for our products, harming our business, financial condition and operating results.

If we do not successfully introduce new products or avoid product quality problems, our revenues will suffer.
      While we continually develop new products, the success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. In addition, quality problems may adversely impact our relationships with our major OEM customers, which in turn could adversely impact our sales to those customers of new products in the future. We cannot assure you that we will avoid technical or other difficulties that could delay or prevent the successful development, introduction or marketing of new hard disk drives. Any failure to successfully develop and introduce new products for our existing customers, or any quality problems with newly introduced products, could result in loss of customer business or require us to deliver older, lower margin products not targeted effectively to customer requirements, which in turn could adversely affect our business, financial condition and operating results.

If we do not expand into new technologies, our revenues will suffer.
      To remain a significant supplier of hard disk drives to major manufacturers of personal computers, consumer electronics and Intel-based servers, and to expand into supplying manufacturers of laptop computers or handheld consumer products, we may need to develop new technologies. Many other hard disk drives suppliers compete in the development of such new technologies, including Cornice, Inc., Fujitsu, Hitachi Global Storage, GS Magicstor Inc., Samsung, Seagate Technology, Toshiba and Western Digital, and they may be better funded or more advanced in their technological developments. Improvements in time to market, time to volume, and cost of goods may require development of a greater number of common design elements and components for use in multiple future products. There can be no assurance that we will successfully develop and introduce such technologies in a timely fashion. If we do not suitably develop such technologies, we may not be able to effectively compete and our revenues could suffer.

If we fail to develop and maintain relationships with our key distributors, if we experience problems associated with distribution channels, or if our key distributors favor our competitors’ products over ours, our operating results could suffer.
      We sell a significant amount of our hard disk drive products through a limited number of key distributors. If we fail to develop, cultivate and maintain relationships with our key distributors, or if these distributors are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. As our sales through these distribution channels continue to increase, we may experience problems typically associated with these distribution channels such as unstable pricing, increased return rates and other logistical difficulties. Our distributors also sell products manufactured by our competitors. If our distributors favor our competitors’ products for any reason, they may fail to market our products effectively or continue to devote the resources necessary to provide us with effective sales and, as a result, our operating results could suffer.

Our customers have adopted a subcontractor model that increases our credit risk and could result in an increase in our operating costs.
      Our significant OEM customers have a subcontractor model that requires us to contract directly with companies that provide manufacturing services for personal computer manufacturers. This exposes us to increased credit risk because these subcontractors are generally not as well capitalized as personal computer manufacturers, and our agreements with our customers may not permit us to increase our prices to compensate for this increased credit risk. Any credit losses would increase our operating costs, which could cause our operating results to suffer. Moreover, the subcontractor will often negotiate for lower prices than have been agreed with the OEM customer, resulting in reduced profits to us.

If we fail to match production with product demand or to manage inventory, our operating results could suffer.
      We base our inventory purchases and commitments on forecasts from our customers, who are not obligated to purchase the forecast amounts. If actual orders do not match our forecasts, or if any products become obsolete between order and delivery time, we may have excess or inadequate inventory of our products. In addition, our significant OEM customers have adopted build-to-order manufacturing models, just-in-time inventory management processes or customized product features that require us to maintain inventory at or near the customer’s production facility. These policies have complicated inventory management strategies that make it more difficult to match manufacturing plans with projected customer demand and cause us to carry inventory for more time and to incur additional costs to manage inventory which could cause our operating results to suffer. If we fail to manage inventory of older products as we or our competitors introduce new products with higher areal density we may have excess inventory. Excess inventory could materially adversely affect our operating results and cause our operating results to suffer.

Because we purchase a significant portion of our parts from a limited number of third party suppliers, we are subject to the risk that we may be unable to acquire quality components in a timely manner, and these component shortages could result in delays of product shipments and damage our business and operating results.
      We depend on a limited number of qualified suppliers for components and subassemblies, including recording heads, media and integrated circuits. Currently, we purchase recording heads from two sources, digital signal processors/controllers from one source and spin/servo integrated circuits from two sources. We are in the process of developing a two-vendor supply strategy for digital signal processors/controllers, but we cannot assure you that such a transition would be successful or that the resulting model would be more effective than our current one-vendor model. Our internal media manufacturing capability cannot supply all of our media needs, and therefore we still purchase a portion of our media from outside sources. The industry has been experiencing constraints in component supplies, particularly media and substrates. If one or more of our suppliers who provide sole or limited source components encounters business difficulties or ceases to sell components to us for any reason, or if our media production facilities encounter production difficulties, we could have immediate shortages of supply for those components. If we cannot obtain sufficient quantities of high-quality parts when needed, product shipments would be delayed and our business, financial condition and operating results could suffer. We cannot assure you that we will be able to obtain adequate supplies of critical components in a timely and economic manner, or at all.

We purchase most of our components from third party suppliers, and may have higher costs or more supply chain risks than our competitors who are more vertically integrated.
      Unlike some of our competitors, except for a portion of our media, we do not manufacture any of the parts used in our products. Instead, our products incorporate parts and components designed by and purchased from third party suppliers. As a result, the success of our products depends on our ability to gain access to and effectively integrate parts and components that use leading-edge technology. To do so we must effectively manage our relationships with our strategic component suppliers. We must also effectively integrate different products from a variety of suppliers and manage difficult scheduling and delivery problems and in some cases we must incur higher delivery costs for components than incurred by our competitors.
      Some required parts may be periodically in short supply. As a result, we will have to allow for significant ordering lead times for some components. Furthermore, in the event that these suppliers cannot qualify to new leading-edge technology specifications, our ramp up of production for the new products will be delayed, reducing opportunities to lower component and manufacturing costs and lengthening product life cycles. In addition, we may have to pay significant cancellation charges to suppliers if we cancel orders for components because we reduce production due to market oversupply, reduced demand, transition to new products or technologies or for other reasons. We order the majority of our components on a purchase order basis and we have limited long-term volume purchase agreements with only some of our existing suppliers. If we are unable to successfully manage the access to and integration of parts obtained from third party suppliers, our business, financial condition and operating results could suffer.

If we have difficulties with the transition of manufacturing to China or a disaster occurs at one of our plants, our business, financial condition and operating results could suffer.
      Our Maxtor-owned facilities in Singapore and China are our only current sources of production for our hard disk drive products. We manufacture a majority of our media needs in California. Our new manufacturing facility in China is intended to provide us with a low-cost manufacturing facility. The China facility has begun to ramp production and has been qualified for production by most of our OEM customers. We are transitioning the manufacturing of more desktop products from Singapore to China during 2005. To successfully expand our China manufacturing operation, we need to recruit and hire a substantial number of employees, including both direct labor and key management personnel in China. Any delay or difficulty in qualifying our China facility’s production of various products with our customers, or any difficulties or delay in recruiting, hiring or training personnel in China, could interfere with the ramp in production at the facility, which could harm our business, financial condition and operating results. We are also planning to consolidate our manufacturing in Singapore into one facility by early 2006 and to relocate the majority of our media production to Thailand starting in 2006. Any difficulties or delays encountered in these transitions may adversely impact our business. In addition, a tsunami, flood, earthquake, political instability, act of terrorism or other disaster or condition that adversely affects our facilities or ability to manufacture our hard disk drive products could significantly harm our business, financial condition and operating results.

We are subject to risks related to product defects, which could subject us to warranty claims in excess of our warranty provision or which are greater than anticipated due to the unenforceability of liability limitations.
      Our products may contain defects. We generally warrant our products for one to five years. The standard warranties used by us and Quantum HDD contain limits on damages and exclusions of liability for consequential damages and for negligent or improper use of the products. We establish a warranty provision at the time of product shipment in an amount equal to estimated warranty expenses. We may incur additional operating expenses if these steps do not reflect the actual cost of resolving these issues, and if any resulting expenses are significant our business, financial condition and results of operations will suffer.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate in the future.
      Our future performance will depend on many factors, including:

•	the average selling price of our products;

•	fluctuations in the demand for our products as a result of the seasonal nature of the desktop computer industry and the markets for our customers’ products, as well as the overall economic environment;

•	market acceptance of our products;

•	our ability to qualify our products successfully with our customers;

•	changes in purchases by our primary customers, including the cancellation, rescheduling or deferment of orders;

•	changes in product and customer mix;

•	actions by our competitors, including announcements of new products or technological innovations;

•	our ability to execute future product development and production ramps effectively;

•	the availability and efficient use of manufacturing capacity;

•	our ability to retain key personnel;

•	our inability to reduce a significant portion of our fixed costs due, in part, to ongoing capital expenditure requirements; and

•	our ability to procure and purchase critical components at competitive prices.
      Many of our expenses are relatively fixed and difficult to reduce or modify. The fixed nature of our operating expenses will magnify any adverse effect of a decrease in revenue on our operating results. Because of these and other factors, period to period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline. Our ability to predict demand for our products and our financial results for current and future periods may be affected by economic conditions. This may adversely affect both our ability to adjust production volumes and expenses and our ability to provide the financial markets with forward-looking information.

We face risks from our substantial international operations and sales.
      We conduct most of our manufacturing and testing operations and purchase a substantial portion of our key parts outside the United States. In particular, manufacturing operations for our products are concentrated in Singapore and China, where our principal manufacturing operations are located. Such concentration of operations in Singapore and China will likely magnify the effects on us of any disruptions or disasters relating to those countries. In addition, we also sell a significant portion of our products to foreign distributors and retailers. As a result, we will be dependent on revenue from international sales. Inherent risks relating to our overseas operations include:

•	difficulties with staffing and managing international operations;

•	transportation and supply chain disruptions and increased transportation expense as a result of epidemics, terrorist activity, acts of war or hostility, increased security and less developed infrastructure;

•	economic slowdown and/or downturn in foreign markets;

•	international currency fluctuations;

•	political and economic uncertainty caused by natural disasters such as tsunamis, earthquakes and hurricanes; epidemics; terrorism; or acts of war or hostility;

•	legislative and regulatory responses to terrorist activity such as increased restrictions on cross-border movement of products and technology;

•	legislative, regulatory, police, or civil responses to epidemics or other outbreaks of infectious diseases such as quarantines, factory closures, or increased restrictions on transportation or travel;

•	general strikes or other disruptions in working conditions;

•	labor shortages;

•	energy or fuel shortages or cost increases;

•	political instability;

•	changes in tariffs;

•	generally longer periods to collect receivables;

•	unexpected legislative or regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

•	significant unexpected duties or taxes or other adverse tax consequences;

•	difficulty in obtaining export licenses and other trade barriers;

•	increased transportation/shipping costs;

•	credit and access to capital issues faced by our international customers; and

•	compliance with European Union directives implementing strict mandates on electronic equipment waste and banning the use of certain materials in electronic manufacturing.
      The specific economic conditions in each country impact our international sales. For example, our international sales contracts are denominated primarily in U.S. dollars. Significant downward fluctuations in currency exchange rates against the U.S. dollar could result in higher product prices and/or declining margins and increased manufacturing costs. In addition, we attempt to manage the impact of foreign currency exchange rate changes by entering into short-term, foreign exchange contracts. If we do not effectively manage the risks associated with international operations and sales, our business, financial condition and operating results could suffer.

Our operations and prospects in China are subject to significant political, economic and legal uncertainties.
      Our new manufacturing plant in China began volume shipments in the second half of 2004. We also intend to expand our presence in the distribution channels serving China. Our business, financial condition and operating results may be adversely affected by changes in the political, social or economic environment in China. Under its current leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies or that such policies will not be significantly altered from time to time without notice. In addition, Chinese economic policies may fluctuate from time to time without notice and this fluctuation in policy may adversely impact our credit arrangements. Any changes in laws and regulations, or their interpretation, the imposition of surcharges or any material increase in Chinese tax rates, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our ability to conduct business and operate our manufacturing facility in China. Chinese policies toward economic liberalization and, in particular, policies affecting technology companies, foreign investment and other similar matters could change. In addition, our business and prospects are dependent upon agreements and regulatory approval with various entities controlled by Chinese governmental instrumentalities. Our operations and prospects in China would be materially and adversely affected by the failure of such governmental entities to grant necessary approvals or honor existing contracts. If breached, any such contract might be difficult to enforce in China.
      The legal system in China relating to corporate organization and governance, foreign investment, commerce, taxation and trade is both new and continually evolving, and there can be no certainty as to the application of its laws and regulations in particular instances. Our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our business ventures in China are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or may hinder or prevent us from accessing important financial and operational information regarding these ventures. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and operating results. Further, our intellectual property protection measures may not be sufficient to prevent misappropriation of our technology in China. The Chinese legal system does not protect intellectual property rights to the same extent as the legal system of the United States and effective intellectual property enforcement may be unavailable or limited. If we are unable to adequately protect our proprietary information and technology in China, our business, financial condition and operating results could be materially adversely affected.

We may need additional capital in the future which may not be available on favorable terms or at all.
      Our business is capital intensive and we may need more capital in the future. Our future capital requirements will depend on many factors, including:

•	the rate of our sales growth;

•	the level of our profits or losses;

•	the timing and extent of our spending to expand manufacturing capacity, support facilities upgrades and product development efforts;

•	the timing and size of business or technology acquisitions;

•	the timing of introductions of new products and enhancements to our existing products; and

•	the length of product life cycles.
      If we require additional capital it is uncertain whether we will be able to obtain additional financing on favorable terms, if at all. Further, if we issue equity securities in connection with additional financing, our stockholders may experience dilution and/or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services in a timely manner, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements or may be forced to limit the number of products and services we offer, any of which could seriously harm our business.

The loss of key personnel or inability of our senior management team to work together effectively could harm our business.
      Our success depends upon the continued contributions of our executives and skilled employees, many of whom would be extremely difficult to replace. Like many other technology companies, we have implemented workforce reductions that in some cases resulted in the termination of skilled employees who have substantial knowledge of our business. Since November 2004, we have also undergone a number of changes in our management structure that included the departure of senior executives and appointment of our current senior management team. Because of these changes, our current senior executive team has not worked together as a group for a significant length of time. Additional turnover in senior management and any future workforce reductions may adversely affect the morale of, and our ability to retain, executives and skilled employees who have not been terminated, which may result in the loss of executives and skilled employees. The loss of the services of one or more of our executive officers or skilled employees could also affect our ability to successfully implement our business objectives which could slow the growth of our business and cause our operating results to decline. Moreover, if our new management team is unable to work together effectively to implement our strategies and manage our operations and accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be severely impaired. We do not have key person life insurance on any of our personnel.
      Worldwide competition for executives and skilled employees in the hard disk drive industry is extremely intense. If we are unable to retain existing employees or to hire and integrate new employees, our business, financial condition and operating results could suffer. In addition, companies in the hard disk drive industry and other sectors whose employees accept positions with competitors often claim that the hiring organization has engaged in unfair hiring practices. We may be the subject of such claims in the future as we seek to hire qualified personnel and we could incur substantial costs defending ourselves against those claims.

We significantly increased our leverage as a result of the sale of convertible senior notes.
      In connection with our sale of the 2.375% Convertible Senior Notes in August 2005, we incurred $326 million of indebtedness that will mature in August 2012 (the “2005 Notes”). As of October 1, 2005, we also have approximately $135.7 million of outstanding indebtedness under our 6.8% Convertible Senior Notes due 2010 sold in May 2003 that will mature in April 2010 (the “2003 Notes”) and approximately $59.0 million of outstanding indebtedness under our 5 3/4% Convertible Subordinated Debentures due March 1, 2012 sold in March, 1987. We will require substantial amounts of cash to fund:

•	semi-annual interest payments on each series of notes;

•	payment at the respective maturities of each series of notes;

•	payment of the principal amount of the 2005 Notes upon conversion by the holders or upon demand by the holders following certain fundamental change events;

•	payment of the principal amount of the 2003 Notes upon conversion (if we elect to satisfy a conversion in whole or in part, with cash rather than shares of our common stock) or upon demand by the holders following certain change of control events; and

•	future capital expenditures, investments and acquisitions, payments on our leases and loans, and any increased working capital requirements.
      If we are unable to meet our cash requirements out of cash flows from operations or from otherwise available funds, we may need to obtain alternative financing, which may not be available on favorable terms or at all. Any failure by us to satisfy our obligations under the three series of notes or their respective indentures could cause a default under agreements governing our other indebtedness. The degree to which we are financially leveraged could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements could be significantly reduced. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, some of which are beyond our control.

Under the terms of the 2.375% Convertible Senior Notes due 2012, events that we do not control will trigger conversion rights that, if exercised, may have an adverse effect on our liquidity.
      Because conversion of the 2.375% Convertible Senior Notes due 2012 must be settled in cash up to the lesser of (a) the outstanding principal amount of the notes being converted, and (b) the “conversion value” of the notes (which is calculated by multiplying the conversion rate then in effect by the market price of our common stock price at the time of conversion), events that trigger a right to convert may negatively affect our liquidity. Triggering events for a conversion right include our stock trading at 110% or more of the conversion price during specific periods and the notes trading at less than the applicable conversion value.

Any failure to adequately protect and enforce our intellectual property rights could harm our business.
      Our protection of our intellectual property is limited. For example, we have patent protection on only some of our technologies. We may not receive patents for our pending or future patent applications, and any patents that we own or that are issued to us may be invalidated, circumvented or challenged. Moreover, the rights granted under any such patents may not provide us with competitive advantages. In the case of products offered in rapidly emerging markets, such as consumer electronics, our competitors may file patents more rapidly or in greater numbers resulting in the issuance of patents that may result in unexpected infringement assertions against us. Finally, our competitors may develop or otherwise acquire equivalent or superior technology. We also rely on trade secret, copyright and trademark laws as well as the terms of our contracts to protect our proprietary rights. We may have to litigate to enforce patents issued or licensed to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Trade secret protection is inherently difficult to maintain and rely upon, particularly given the extent and complexity of our supply chain and movement of technical employees to competitors.
      As we expand our branded business around the world, there may be jurisdictions in which there are trademark holders who seek to interrupt our export of products into those countries based on their trademark rights. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief. We may have to obtain licenses of other parties’ intellectual property and pay royalties. If we are unable to obtain such licenses, we may have to stop production of our products or alter our products. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our remedies in these countries may be inadequate to protect our proprietary rights. Any failure to enforce and protect our intellectual property rights could harm our business, financial condition and operating results.

We are subject to existing claims relating to our intellectual property which are costly to defend and may harm our business.
      Prior to our acquisition of the Quantum HDD business, we, on the one hand, and Quantum and Matsushita-Kotobuki Electronics Industries, Ltd. (“MKE”), on the other hand, were sued by Papst Licensing, GmbH, a German corporation, for infringement of a number of patents that relate to hard disk drives. Papst’s complaint against Quantum and MKE was filed on July 30, 1998, and Papst’s complaint against Maxtor was filed on March 18, 1999. Both lawsuits, filed in the United States District Court for the Northern District of California, were transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the Eastern District of Louisiana for coordinated pre-trial proceedings with other pending litigations involving the Papst patents (the “MDL Proceeding”). The matters will be transferred back to the District Court for the Northern District of California for trial. Papst’s infringement allegations are based on spindle motors that Maxtor and Quantum purchased from third party motor vendors, including MKE, and the use of such spindle motors in hard disk drives. We purchased the overwhelming majority of the spindle motors used in our hard disk drives from vendors that were licensed under the Papst patents. Quantum purchased many spindle motors used in its hard disk drives from vendors that were not licensed under the Papst patents, including MKE. As a result of our acquisition of the Quantum HDD business, we assumed Quantum’s potential liabilities to Papst arising from the patent infringement allegations Papst asserted against Quantum. We filed a motion to substitute Maxtor for Quantum in this litigation. The motion was denied by the Court presiding over the MDL Proceeding, without prejudice to being filed again in the future.
      In February 2002, Papst and MKE entered into an agreement to settle Papst’s pending patent infringement claims against MKE. That agreement includes a license of certain Papst patents to MKE, which might provide Quantum, and thus us, with additional defenses to Papst’s patent infringement claims.
      On April 15, 2002, the Judicial Panel on Multidistrict Litigation ordered a separation of claims and remand to the District of Columbia of certain claims between Papst and another party involved in the MDL Proceeding. By order entered June 4, 2002, the court stayed the MDL Proceeding pending resolution by the District of Columbia court of the remanded claims. These separated claims relating to the other party are currently proceeding in the District Court for the District of Columbia.
      The results of any litigation are inherently uncertain and Papst may assert other infringement claims relating to current patents, pending patent applications, and/or future patent applications or issued patents. Additionally, we cannot assure you we will be able to successfully defend ourselves against this or any other

Papst lawsuit. Because the Papst complaints assert claims to an unspecified dollar amount of damages, and because we were at an early stage of discovery when the litigation was stayed, we are unable to determine the possible loss, if any, that we may incur as a result of an adverse judgment or a negotiated settlement with respect to claims against us. We made an estimate of the potential liability which might arise from the Papst claims against Quantum at the time of our acquisition of the Quantum HDD business. We have revised this estimate as a result of a related settlement with MKE and this estimate will be further revised as additional information becomes available. A favorable outcome for Papst in these lawsuits could result in the issuance of an injunction against us and our products and/or the payment of monetary damages equal to a reasonable royalty. In the case of a finding of a willful infringement, we also could be required to pay treble damages and Papst’s attorney’s fees. The litigation could result in significant diversion of time by our technical personnel, as well as substantial expenditures for future legal fees. Accordingly, although we cannot currently estimate whether there will be a loss, or the size of any loss, a litigation outcome favorable to Papst could have a material adverse effect on our business, financial condition and operating results. Management believes that it has valid defenses to the claims of Papst and is defending this matter vigorously.

If Quantum incurs non-insured tax liabilities as a result of its separation of Quantum HDD from Quantum Corporation in connection with our acquisition of the Quantum HDD business, our financial condition and operating results could be negatively affected.
      In connection with our acquisition of the Quantum HDD business, we agreed to indemnify Quantum for the amount of any tax payable by Quantum as a result of the separation of the Quantum HDD business from Quantum Corporation (referred to as a “split-off”) to the extent such tax is not covered by insurance, unless imposition of the tax is the result of Quantum’s actions, or acquisitions of Quantum stock, after the transaction. The amount of the tax not covered by insurance could be substantial. In addition, if it is determined that Quantum owes federal or state tax as a result of the transaction and the circumstances giving rise to the tax are covered by our indemnification obligations, we will be required to pay Quantum the amount of the tax at that time, whether or not reimbursement may be allowed under the insurance policy. Even if a claim is available, made and pending under the tax opinion insurance policy, there may be a substantial period after we pay Quantum for the tax before the outcome of the insurance claim is finally known, particularly if the claim is denied by the insurance company and the denial is disputed by us and/or Quantum. Moreover, the insurance company could prevail in a coverage dispute. In any of these circumstances, we would have to either use our existing cash resources or borrow money to cover our obligations to Quantum. In either case, our payment of the tax, whether covered by insurance or not, could harm our business, financial condition, operating results and cash flows.

We could be subject to environmental liabilities which could increase our expenses and harm our business, financial condition and results of operations.
      Because of the chemicals we use in our manufacturing and research operations, we are subject to a wide range of environmental protection regulations in the United States, Singapore, European Union and China. While we do not believe our operations to date have been harmed as a result of such laws, future regulations may increase our expenses and harm our business, financial condition and results of operations. For example, the January 2003 adoption by the European Union of the Waste Electrical and Electronic Equipment directive will alter the manner in which certain electronic equipment is handled in the European Union. Even if we are in compliance in all material respects with all present environmental regulations, in the United States, environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. If we have to make significant capital expenditures or pay significant expense in connection with future remedial actions or to continue to comply with applicable environmental laws, our business, financial condition and operating results could suffer.

Our customers are subject, and we are potentially subject, to new environmental legislation enacted by the European Union and, if we do not comply, our sales could be adversely impacted.
      The European Union has adopted two directives to facilitate the recycling of electrical and electronic equipment sold in the European Union. The first of these is the Waste Electrical and Electronic Equipment (“WEEE”) directive, which directs member states to enact laws, regulations, and administrative provisions to ensure that producers of specified electrical and electronic equipment are responsible for specified collection, recycling, treatment, and environmentally sound disposal of products placed on the market after August 13, 2005, and from products in use prior to that date that are being replaced. The European Union has also adopted the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) directive. The RoHS directive restricts the use of lead, mercury, and certain other substances in electrical and electronic products placed on the market in the European Union after July 1, 2006.
      To the extent that we are deemed to be producers of electrical and electrical equipment to which the WEEE directive applies, ensuring compliance with the directive could result in additional costs and disruption to operations and logistics and thus, could have a negative impact on our business, operations and financial condition. If we fail to timely provide RoHS compliant products, our European customers may refuse to purchase our products, and our business, financial condition and operating results could suffer. We will need to ensure that we can manufacture compliant products, and that we can be assured a supply of compliant components from suppliers. If similar laws and regulations are enacted in other regions where we have significant sales, it may further require us to reengineer our products to utilize components that are more environmentally compatible, and such reengineering and component substitution may result in additional costs to us.

The market price of our common stock fluctuated substantially in the past and is likely to fluctuate in the future as a result of a number of factors, including the release of new products by us or our competitors, the loss or gain of significant customers or changes in stock market analysts’ estimates.
      The market price of our common stock and the number of shares traded each day have varied greatly. Such fluctuations may continue due to numerous factors, including:

•	quarterly fluctuations in operating results;

•	announcements of new products by us or our competitors such as products that address additional hard disk drive markets;

•	gains or losses of significant customers;

•	changes in stock market analysts’ estimates;

•	the presence of short-selling of our common stock;

•	sales of a high volume of shares of our common stock by our large stockholders;

•	events affecting other companies that the market deems comparable to us;

•	general conditions in the semiconductor and electronic systems industries; and

•	general economic conditions in the United States and abroad.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
      Material weaknesses were identified in our internal control over financial reporting as disclosed in our annual report on Form 10-K/ A for the fiscal year ended December 27, 2003 filed on February 22, 2005 and subsequent periodic filings. Specifically, material weaknesses were identified with respect to our financial statement close process, including our review of complex, non-routine transactions. These material weaknesses contributed to post-closing adjustments and the resulting need to restate our financial statements. Our restatement of previously released financial statements could diminish public confidence in the reliability of our financial statements, which could harm our business and our stock price. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.
      We have taken and are taking steps to remediate the material weaknesses in our system of internal control over financial reporting, but we have not completed our remediation effort and there can be no assurance that we will completely remediate our material weaknesses such that we will be able to conclude that our internal control over financial reporting is effective.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and proposed changes in accounting for equity compensation could adversely affect earnings.
      We have historically used stock options and other forms of equity-related compensation as key components of our total employee compensation program in order to align employees’ interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In recent periods, many of our employee stock options have had exercise prices in excess of our stock price, which could affect our ability to retain or attract present and prospective employees. In addition, the Financial Accounting Standards Board and other agencies have adopted changes to accounting principles generally accepted in the United States that will require Maxtor and other companies to record a charge to earnings for employee stock option grants and other equity incentives. Moreover, new regulations implemented by the New York Stock Exchange (“NYSE”) prohibiting NYSE member organizations from giving a proxy to vote on equity-compensation plans unless the beneficial owner of the shares has given voting instructions could make it more difficult for us to grant options to employees in the future. To the extent that new regulations make it more difficult or expensive to grant options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

Anti-takeover provisions in our certificate of incorporation could discourage potential acquisition proposals or delay or prevent a change of control.
      We have a number of protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover is in our best interests and that of our stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock. These provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

Provisions in the indentures governing our 6.80% Convertible Senior Notes due 2010 and our 2.375% Convertible Senior Notes due 2012 could discourage potential acquisitions or delay or prevent a change of control.
      Repurchase obligations triggered by events constituting a “change of control” in the indenture governing our 6.80% Convertible Senior Notes due 2010 and a “fundamental change” in the indenture governing our 2.375% Convertible Senior Notes due 2012 may in certain circumstances make more difficult or discourage an acquisition of Maxtor. For example, the fundamental change purchase feature of the 2.375% Convertible Senior Notes due 2012 may require Maxtor to repurchase the notes at the option of holders if the stock price is less than 105% of the conversion price when the fundamental change occurs. In addition, a merger or consolidation triggers a right to convert the 2.375% Convertible Senior Notes due 2012, which if exercised, must be settled all or in part in cash and this conversion right may delay or prevent a change of control.

Conversion of our 2.375% Convertible Senior Notes due 2012 or 6.80% Convertible Senior Notes 2012 will dilute the ownership interests of existing stockholders.
      If and to the extent we deliver shares of our common stock upon conversion of the 2.375% Convertible Senior Notes due 2012 or the 6.80% Convertible Senior Notes due 2010, the conversion of some or all of the notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

We issued shares under our 1998 Employee Stock Purchase Plan that may not have been not exempt from registration or qualification under federal securities laws and, as a result, we may incur liability to repurchase such shares and may face additional potential claims.
      On October 31, 2005 we commenced a registered rescission offer to repurchase up to 4,275,668 shares of our common stock from persons who purchased those shares from our 1998 Employee Stock Purchase Plan, which we refer to as our “ESPP,” that may not have been exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”). The registered rescission offer is being made to persons that purchased common stock from our ESPP on August 16, 2004 and February 15, 2005. The rescission offer is intended to address federal securities law compliance issues by allowing holders of shares covered by the rescission offer to sell those securities back to us at the original purchase price, plus eight percent interest. If this rescission offer is accepted in whole, we could be required to make aggregate payments to the holders of these shares of up to $13.6 million, excluding interest.
      The Securities Act does not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered or exempt from the registration requirements of the Securities Act. Accordingly, if an eligible ESPP participant affirmatively rejects or fails to accept our rescission offer, it is unclear whether or not the individual will have a right of rescission under Securities Act after the expiration of the rescission offer. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive the rescission offer. However, federal courts in the past have ruled that a person who rejects or fails to accept a rescission offer is precluded from later seeking similar relief. Consequently, should any offerees reject the rescission offer, expressly or impliedly, we may continue to be potentially liable under the Securities Act for the purchase price or for certain losses if the shares have been sold until the federal statute of limitations for a violation of the Securities Act has lapsed. Generally, the federal statute of limitation for non-compliance with the requirement to register securities under the Securities Act is one year.

USE OF PROCEEDS
      We will not receive any proceeds from the sale by any selling securityholders of the Notes or the shares of our common stock issuable upon conversion of the Notes.
PRICE RANGE OF COMMON STOCK
      Our common stock is listed on the New York Stock Exchange under “MXO.” The following table below sets forth the high and low sales prices by quarter as reported by the New York Stock Exchange.

	High	Low

Year Ended December 27, 2003:
First Quarter	$6.72	$5.02
Second Quarter	7.52	4.85
Third Quarter	13.19	7.51
Fourth Quarter	15.30	9.55
Year Ended December 25, 2004:
First Quarter	12.40	7.94
Second Quarter	8.53	6.50
Third Quarter	6.68	3.57
Fourth Quarter	5.84	2.89
Year Ended December 31, 2005:
First Quarter	5.95	4.30
Second Quarter	6.43	4.52
Third Quarter	6.07	3.24
Fourth Quarter (through October 31, 2005)	4.50	3.35
      The closing price of our common stock on October 31, 2005 was $3.50. As of October 31, 2005, there were approximately 1,286 stockholders of record of our common stock including the Depository Trust Company, which holds shares of Maxtor common stock on behalf of an indeterminate number of beneficial owners.
DIVIDEND POLICY
      We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION
      The following table sets forth our capitalization at October 1, 2005, to giving effect to the issuance of the Notes and repayment of $94.3 million of our existing indebtedness. You should read this table together with “Selected Consolidated Financial Data,” and our consolidated financial statements and related notes, which are incorporated by reference into this prospectus.

October 1, 2005

(In thousands,
except share
amounts)
(Unaudited)
Short-term borrowings, including current portion of long-term debt	$6,084

Long-term debt, net of current portion	575,774

Stockholders’ equity:
Preferred stock, $0.01 par value, 95,000,000 shares authorized; no shares issued or outstanding	—
Common stock, $0.01 par value, 525,000,000 shares authorized; 267,267,605 shares issued and 254,021,867 outstanding	2,673
Additional paid-in capital	2,442,822
Accumulated deficit	(1,822,850)
Cumulative other comprehensive income	3,607
Treasury stock (13,245,738 shares) at cost	(64,939)

Total stockholders’ equity	$561,313

Total capitalization	$1,143,171

SELECTED CONSOLIDATED FINANCIAL DATA
      The following selected consolidated financial data for our five most recent fiscal years ended December 25, 2004 is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto and other financial information incorporated by reference into this prospectus. The selected consolidated statements of operations data set forth below for the fiscal years ended, December 28, 2002, December 27, 2003, and December 25, 2004 and the consolidated balance sheet data as of December 27, 2003 and December 25, 2004 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K/ A incorporated by reference herein. The selected consolidated statements of operations data set forth below for the fiscal years ended December 30, 2000 and December 29, 2001 and the consolidated balance sheet data as of December 30, 2000, December 29, 2001 and December 28, 2002 are derived from our audited consolidated financial statements which are not included or incorporated by reference in this prospectus. The statement of operations data for the nine-month periods ended September 25, 2004 and October 1, 2005 were derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q incorporated by reference herein. In the opinion of management, our unaudited interim consolidated financial statements for the nine months ended September 25, 2004 and October 1, 2005 include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods.

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Nine Months Ended
	Ended	Ended	Ended	Ended	Ended
	December 30,	December 29,	December 28,	December 27,	December 25,	September 25,	October 1,
	2000(3)	2001(1)(3)	2002(2)(3)	2003(3)	2004(3)	2004(3)	2005

	(In millions, except share and per share amounts)
						(Unaudited)
Consolidated Statements of Operations Data:
Net revenues	$2,690.9	$3,765.5	$3,779.5	$4,086.4	$3,796.3	$2,765.1	$2,920.8
Cost of revenues	2,320.1	3,403.0	3,387.3	3,390.6	3,429.1	2,480.7	2,579.7

Gross profit	370.8	362.5	392.2	695.8	367.2	284.4	341.1

Operating expenses:
Research and development	208.6	408.8	395.9	348.3	317.6	239.3	218.3
Selling, general and administrative	100.5	236.7	150.6	134.2	130.4	101.2	110.4
Amortization of goodwill and other intangible assets	—	176.0	82.2	85.3	36.0	30.9	0.7
Purchased in-process research and development	—	95.2	—	—	—	—	—
Restructuring and impairment charges	—	—	9.5	—	65.2	31.4	18.8

Total operating expenses	309.1	916.7	638.2	567.8	549.2	402.8	348.2

Income (loss) from operations	61.7	(554.2)	(246.0)	128.0	(182.0)	(118.4)	(7.1)
Interest expense	(13.7)	(25.1)	(26.6)	(30.2)	(31.8)	(23.6)	(27.2)
Interest income	19.8	20.3	8.0	5.2	5.2	3.6	7.8
Income from litigation	—	—	—	—	24.8	24.8	—
Other gain (loss)	6.3	(6.2)	4.4	(0.6)	0.1	—	0.1

Income (loss) from continuing operations before income taxes	74.1	(565.2)	(260.2)	102.4	(183.7)	(113.6)	(26.4)
Provision for (benefit from) income taxes	1.7	3.4	2.2	3.5	(0.3)	(0.7)	1.3

Income (loss) from continuing operations	72.4	(568.6)	(262.4)	98.9	(183.4)	(112.9)	(27.7)
Income (loss) from discontinued operations	$(40.6)	$(48.2)	$(73.5)	$2.2	$—	$—	$—

Net income (loss)	$31.8	$(616.8)	$(335.9)	$101.1	$(183.4)	$(112.9)	$(27.7)

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Nine Months Ended
	Ended	Ended	Ended	Ended	Ended
	December 30,	December 29,	December 28,	December 27,	December 25,	September 25,	October 1,
	2000(3)	2001(1)(3)	2002(2)(3)	2003(3)	2004(3)	2004(3)	2005

	(In millions, except share and per share amounts)
						(Unaudited)
Net income (loss) per share — basic Continuing operations	$0.64	$(2.75)	$(1.10)	$0.41	$(0.74)	$(0.46)	$(0.11)
Discontinued operations	$(0.36)	$(0.23)	$(0.31)	$0.01	$—	$—	$—

Total	$0.28	$(2.98)	$(1.40)*	$0.42	$(0.74)	$(0.46)	$(0.11)

Net income (loss) per share — diluted Continuing operations	$0.61	$(2.75)	$(1.10)	$0.39	$(0.74)	$(0.46)	$(0.11)
Discontinued operations	$(0.34)	$(0.23)	$(0.31)	$0.01	$—	$—	$—

Total	$0.27	$(2.98)	$(1.40)*	$0.40	$(0.74)	$(0.46)	$(0.11)

Shares used in per share calculation (in thousands):
Basic	113,433	206,912	239,474	243,023	247,672	247,611	252,863
Diluted	119,116	206,912	239,474	251,136	247,672	247,611	252,863
Balance Sheet Data:
Total assets	$1,024.9	$2,530.0	$2,175.3	$2,536.7	$2,107.7	$2,327.2	$2,207.5
Total current liabilities	628.9	1,160.7	1,157.6	1,254.2	1,081.9	1,086.2	1,003.7
Long-term debt, net of current portion	92.3	244.5	206.3	355.8	382.6	400.2	575.8
Total stockholders’ equity	303.7	929.8	620.1	746.7	576.6	647.4	561.3

(1)	Includes operations of Quantum HDD since April 2, 2001 and of MMC since September 2, 2001.

(2)	Commencing in fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard included provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. As a result, Maxtor reclassified its existing acquired assembled workforce balance to goodwill, as it does not meet the separate recognition criterion according to SFAS 142.

(3)	Certain items previously reported in specific financial statement captions have been reclassified to conform to the quarter ended October 1, 2005 presentation.

*	Does not add due to rounding.
RATIO OF EARNINGS TO FIXED CHARGES
      The following summary is qualified by the more detailed information and historical consolidated financial statements, including the Notes to those financial statements, appearing in the computation table found in Exhibit 12.1, appearing elsewhere, or incorporated by reference in this prospectus.

						Nine Months
	Years Ended					Ended
						October 1,
	2000	2001	2002	2003	2004	2005

Ratio of earnings to fixed charges	5.1	—(1)	—(2)	3.5	—(3)	—(4)

(1)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $565.2 million to achieve a coverage of 1:1.

(2)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $260.2 million to achieve a coverage of 1:1.

(3)	Due to the Company’s loss in 2004, the ratio coverage was less than 1:1. The Company must generate additional earnings of $183.7 million to achieve a coverage of 1:1.

(4)	Due to the Company’s loss for the nine months ended October 1, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage of 1:1.

DESCRIPTION OF THE NOTES
      We issued the Notes under an indenture dated as of August 15, 2005, entered into between us and U.S. Bank National Association, a national banking association, as trustee. U.S. Bank National Association also acts as the initial paying agent, conversion agent and calculation agent for the Notes. The terms of the Notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers.
      The following description is only a summary of the material provisions of the Notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Notes.
      When we refer to “Maxtor Corporation,” “Maxtor,” “we,” “our” or “us” in this section, we refer only to Maxtor Corporation, a Delaware corporation, and not its subsidiaries.
Brief Description of the Notes
      The Notes being sold by the selling securityholders pursuant to this prospectus:

•	are $326,000,000 in aggregate principal amount;

•	were offered and sold to investors at 100% of their principal amount;

•	bear cash interest at a rate of 2.375% per annum, payable on each February 15 and August 15, beginning February 15, 2006;

•	bear additional cash interest, which we refer to as “liquidated damages,” if we fail to comply with certain obligations as set forth below under “— Registration Rights;”

•	were issued only in minimum denominations of $2,000 principal amount and integral multiples of $1,000 thereof;

•	are general unsecured obligations of Maxtor, ranking equally with all of our other obligations that are unsecured and unsubordinated; as indebtedness of Maxtor, the Notes will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	are convertible, upon certain specified events, into our common stock initially at a conversion rate of 153.1089 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of $6.53 per share), subject to adjustments as described under “— Conversion Rights — Conversion Rate Adjustments;”

•	are redeemable at our option in whole or in part for cash upon not less than 30 days nor more than 60 days notice before the redemption date at any time beginning on August 20, 2010 for a price equal to 100.68% of the principal amount of the Notes and on or after August 15, 2011 for a price equal to 100.34% of the principal amount of the Notes, in each case plus interest, as set forth under “— Optional Redemption by Us;”

•	entitle the holders to require us to repurchase the Notes upon a fundamental change, as set forth under “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder;” and

•	are due on August 15, 2012, unless earlier converted, redeemed by us at our option or repurchased by us at your option.
      The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Maxtor, except to the extent described under “— Conversion Rights — Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder” and “— Conversion Rights — Make Whole Amount and Public Acquirer Change of Control” below.

      No sinking fund is provided for the Notes, and the Notes will not be subject to defeasance. The Notes have been issued only in registered form, without coupons, in minimum denominations of $2,000 principal amount and integral multiples of $1,000 thereof.
      You may present definitive Notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the office of U.S. Bank Trust National Association, an affiliate of the trustee, currently located at 100 Wall Street, Suite 1600, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global Notes, see “— Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
      We may, without the consent of the holders, reopen the Notes and issue additional Notes under the indenture with the same terms and with the same CUSIP numbers as the Notes offered hereby in an unlimited aggregate principal amount, provided that no such additional Notes may be issued unless fungible with the Notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the Notes in open market purchases or negotiated transactions without prior notice to holders.
Interest
      The Notes bear interest at a rate of 2.375% per annum from August 15, 2005. We will pay interest semiannually on February 15 and August 15 of each year, beginning February 15, 2006, to the holders of record at the close of business on the preceding February 1 and August 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any Notes that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion, rather than cancelled, extinguished or forfeited. If a holder of Notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those Notes, notwithstanding the holder’s conversion of those Notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders Notes for conversion, the holder must pay to us an amount equal to the interest that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date, (2) we have specified a repurchase date following a fundamental change that is during such period or (3) any overdue interest exists at the time of conversion with respect to the Notes converted. Accordingly, under those circumstances, a holder of Notes who chooses to convert those Notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those Notes for conversion, the amount of interest it will receive on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if holders elect to require us to repurchase the Notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the Notes being redeemed or repurchased to, but not including, the redemption or repurchase date to the same person to whom we pay the principal of those Notes.
      Except as provided below, we will pay interest on:

•	global Notes to the Depository Trust Company, or DTC, in immediately available funds;

•	any definitive Notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those Notes; and

•	any definitive Notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those Notes.

      At maturity we will pay interest on the definitive Notes at our office or agency in New York City, which initially will be the office of U.S. Bank Trust National Association, an affiliate of the trustee. We will make payments of interest at maturity on global Notes to DTC, in immediately available funds.
      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Conversion Rights

General
      Subject to the conditions and during the periods described below, holders may convert their Notes into cash and shares, if any, of our common stock at an initial conversion rate of 153.1089 shares of our common stock per $1,000 principal amount of Notes, unless previously purchased. This is equivalent to an initial conversion price of approximately $6.53 per share.
      The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as set forth in “— Conversion Rate Adjustments” below. A holder may convert fewer than all of such holder’s Notes so long as the Notes converted are a multiple of $1,000 principal amount.
      Upon conversion of a Note, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of cash and shares, if any, of our common stock into which the Note is convertible will be deemed to satisfy our obligation with respect to such Note. Accordingly, any accrued but unpaid interest will be deemed to be paid in full upon conversion, rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to a holder of receiving our common stock upon conversion, see “Certain United States Federal Income Tax Considerations — Conversion of the Notes.”
      Holders of Notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such Notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the Notes; provided, however, that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a purchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.
      If a holder converts Notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, if any, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.
      If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice, together, if the Notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the Notes into cash and shares, if any, of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through the Depository Trust Company, New York, New York, or DTC, for the number of full shares of our common stock into which any Notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date. The trustee will initially act as the conversion agent.
      If a holder has already delivered a purchase notice as described under “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder” with respect to a Note, however, the holder may not surrender that Note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Make Whole Amount and Public Acquirer Change of Control
      If a transaction described in clause (2) of the definition of change of control (as set forth under “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder”) occurs and a holder elects to convert its Notes in connection with such transaction, as described under “— Conversion Upon Specified Corporate Transactions,” we will increase the applicable conversion rate for the Notes surrendered for conversion by a number of additional shares of common stock (the “additional shares”), as described below.
      The number of additional shares will be determined by reference to the table below and is based on the date on which such change of control transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in such transaction. If the holders of our common stock receive only cash in the change of control transaction, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the sale prices of our common stock on the 10 consecutive trading days up to but not including the effective date.
      The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the Notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. Our obligation to deliver the additional shares will be subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
      The following table sets forth the stock price and number of additional shares to be received per $1,000 principal amount of Notes:

Effective Date	$5.31	$5.50	$6.00	$6.50	$7.00	$7.50	$8.00	$8.50	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00

August 15, 2005	35.22	33.29	28.82	25.25	22.35	19.97	17.99	16.33	12.66	9.64	7.75	6.47	5.55	4.87
August 15, 2006	34.36	32.30	27.58	23.84	20.85	18.42	16.42	14.76	11.17	8.31	6.59	5.45	4.66	4.07
August 15, 2007	33.08	30.85	25.81	21.89	18.80	16.33	14.33	12.69	9.27	6.68	5.19	4.26	3.62	3.16
August 15, 2008	31.10	28.64	23.20	19.06	15.88	13.39	11.44	9.88	6.79	4.66	3.54	2.89	2.46	2.16
August 15, 2009	27.88	25.07	19.01	14.58	11.34	8.94	7.17	5.84	3.52	2.24	1.70	1.41	1.23	1.09
August 15, 2010	22.84	18.61	9.12	2.49	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
August 15, 2011	26.97	21.84	10.26	1.31	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
August 15, 2012	35.22	28.71	13.56	0.74	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
      The exact stock price and effective dates may not be set forth on the table, in which case:

1. if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the additional premium will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

2. if the stock price is equal to or in excess of $20.01 per share (subject to adjustment), no additional shares will be issued upon conversion; and

3. if the stock price is less than $5.31 per share (the closing price of our common stock on August 9, 2005, the date of initial offering of the Notes) (subject to adjustment), no additional shares will be issued upon conversion.
      Notwithstanding the foregoing, in no event will the total number of additional shares of common stock issuable upon conversion exceed 35.22 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

      Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
      Notwithstanding the foregoing, and in lieu of adjusting the conversion rate as set forth above, in the case of a “public acquirer change of control” (as defined below) we may elect that, from and after the effective date of such public acquirer change of control, the right to convert a Note will be changed into a right to convert a Note into a number of shares of “acquirer common stock” (as defined below). Within 30 days after the occurrence of a fundamental change that is a public acquirer change of control, we will give notice of such event and we will specify whether we have elected to change the conversion right in lieu of increasing the conversion rate.
      If we make this election, then we will adjust our conversion obligation such that, from and after the effective time of the public acquirer change of control, the right to convert a Note will be changed into a right to convert into cash and, if applicable, shares of acquirer common stock, if any, in the same manner and on the same basis as described below under “— Conversion Settlement.” The conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•	the conversion rate in effect immediately prior to the effective date of such change of control, times

•	the average of the quotients obtained, for each trading day in the 10 consecutive trading day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the “valuation period”), of:

(i) the “acquisition value” of our common stock on each such trading day in the valuation period, divided by

(ii) the closing sale price of the acquirer common stock on each such trading day in the valuation period.
      The “acquisition value” of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change of control, as follows:

•	for any cash, 100% of the face amount of such cash,

•	for any acquirer common stock, 100% of the closing sale price of such acquirer common stock on each such trading day; and

•	for any other securities, assets or property, 98% of the fair market value of such security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the trustee for this purpose.
After the adjustment of the conversion rate in connection with a public acquirer change of control, the conversion rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter. If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer change of control, and not just those holders, if any, that convert their notes in connection with the public acquirer change of control.
      A “public acquirer change of control” is any transaction described in clause (2) of the definition of change control below where the acquirer, or any entity that it is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock (or American Depositary Shares) traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control. We refer to such acquirer’s or other entity’s class of common stock (or American Depositary Shares) traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change as the “acquirer common stock.”

Conditions to Conversion
      On or after May 15, 2012, holders may submit their Notes for conversion at any time. Prior to May 15, 2012, holders may submit their Notes for conversion only under the circumstances described below.

Conversion Upon Satisfaction of Sale Price Condition
      A holder may surrender any of its Notes for conversion into cash and shares, if any, of our common stock in any calendar quarter (and only during such calendar quarter) if the sale price of our common stock, for at least 20 consecutive trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 110% of the applicable conversion price per share of our common stock on such last trading day.
      The “sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The sale price will be determined without reference to after-hours or extended market trading.
      If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.
      If our common stock is not so quoted, the “sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose. If we are unable to obtain such bids, then our Board of Directors will make a good faith determination of the “sale price” which shall be conclusive.
      “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not then listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a national or regional securities exchange, on the Nasdaq National Market or, if our common stock is not then quoted on the Nasdaq National Market, on the principal other market on which our common stock is then traded.

Conversion Upon Satisfaction of Trading Price Condition
      A holder may surrender Notes for conversion into cash and shares, if any, of our common stock prior to maturity during the five business days immediately following any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes (as determined following a request by a holder of the Notes in accordance with the procedures described below) for each day of such measurement period was less than 100% of the product of the sale price of our common stock and the conversion rate.
      The “trading price” of the Notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of Notes obtained by the trustee for $5,000,000 principal amount of the Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the Notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of the Notes will be deemed to be less than 100% of the product of the sale price of our common stock and the conversion rate.

      The trustee shall have no obligation to determine the trading price of the Notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the Notes would be less than 100% of the product of the sale price of our common stock and the conversion rate; at which time, we shall instruct the trustee to determine the trading price of the Notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 100% of the product of the sale price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption
      Holders of Notes that we call for redemption may convert those Notes into cash and shares, if any, of our common stock at any time prior to the close of business on the business day immediately preceding the redemption date, even if the Notes are not otherwise convertible at such time. If a holder already has delivered a repurchase notice with respect to a Note, however, the holder may not surrender that Note for conversion until the holder has withdrawn the repurchase notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions
      Conversions Upon Certain Distributions. If we elect to:

•	distribute to all holders of our common stock rights, that are exercisable for not more than 45 days, entitling them to purchase shares of our common stock at less than the sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities (other than common stock), which distribution has a per share value as determined by our board of directors exceeding 15% of the sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the Notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the Notes are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.
      Conversions Upon Specified Events. If we are party to any transaction or event (including any consolidation, merger or binding share exchange, other than changes resulting from a subdivision or combination) pursuant to which substantially all shares of our common stock would be converted into cash, securities or other property, a holder may surrender Notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until the earlier of 15 days after the actual date of such transaction or the date that we announce that such transaction will not take place (or, if such transaction also constitutes a fundamental change, from the date we provide notice of the occurrence of the fundamental change through the fundamental change purchase date). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction (but in no event less than 15 days prior to the effective date of such transaction or, if such transaction also constitutes a fundamental change, no later than the date we provide notice of the occurrence of the fundamental change).
      At the effective time, settlement of the Notes and the conversion value and the net amount, as defined below, will be based on the kind and amount of cash, securities or other property of Maxtor or another person that the holder would have received had the holder converted its Note immediately prior to the transaction, unless we have elected to adjust the conversion rate for a public acquirer change of control as described above under “— Make Whole Amount and Public Acquirer Change of Control.” If you convert your Notes in accordance with the previous paragraph and you are entitled to an adjustment for additional shares as described above under “— Make Whole Amount and Public Acquirer Change of Control,” conversion of the Notes will settle after the effective time of such transaction. In addition, if holders convert their Notes at any time following the effective time of the transaction, the net amount will be paid based on the kind and amount of such cash, securities or other property.
      If such transaction also constitutes a fundamental change, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Fundamental Change Requires Repurchase of Notes by Us at the Option of the Holder.” In addition, if such transaction constitutes a change of control as described in clause (2) of the definition thereof, we will adjust the conversion rate for Notes tendered for conversion in connection with the fundamental change transaction, as described above under “— Make Whole Amount and Public Acquirer Change of Control.” However, we will not make such an adjustment if such transaction also constitutes a public acquirer change of control and we elect to modify the conversion obligation as described below as described above under “— Make Whole Amount and Public Acquirer Change of Control.” We will specify in the notice to holders whether we will adjust the conversion rate or deliver cash and shares of acquirer common stock, if any, as described above under “— Make Whole Amount and Public Acquirer Change of Control.”

Conversion Settlement
      Subject to certain exceptions set forth under “— Make Whole Amount and Public Acquirer Change of Control,” upon conversion of Notes, we will deliver, in respect of each $1,000 principal amount of Notes:

•	cash in an amount (the “principal return”) equal to the lesser of (a) the principal amount of Notes surrendered for conversion and (b) the conversion value, and

•	if the conversion value is greater than the principal amount, an amount (the “net amount”) in cash or shares of our common stock with an aggregate value equal to the difference between the conversion value and the principal amount, as described in this prospectus. We may elect to deliver any portion of the net amount in cash (which we refer to as the “cash amount”) or shares of our common stock, and any portion of the net amount we elect to deliver in shares of common stock (the “net shares”) will be the sum of the daily share amounts (calculated as described below) for each trading day during the applicable conversion period.
      We will deliver the cash and shares of our common stock, if any, to converting holders on the business day following the determination of the average price. We will deliver cash in lieu of any fractional shares of our common stock issuable in connection with payment of the net shares, based upon the average price.
      The “conversion value” for each $1,000 principal amount of Notes is equal to (a) the applicable conversion rate, multiplied by (b) the average price.
      The “applicable conversion period” means the 10 consecutive trading day period commencing after the third trading day following the date the Notes are tendered for conversion.
      The “average price” is equal to the average of the sale prices of our common stock for each trading day in the applicable conversion period.
      The “daily share amount,” for each $1,000 principal amount of Notes and each trading day in the applicable conversion period, is equal to the greater of:

zero; and

a number of shares of our common stock determined by the following formula:

[	(sale price of our common stock on such trading day × applicable conversion rate) - ($1,000 + the cash amount, if any) 10 × sale price of our common stock on such trading day	]
      The conversion value, principal return, net amount, cash amount and the number of net shares, as applicable, will be determined by us promptly after the end of the applicable conversion period. We will pay the principal return and cash in lieu of fractional shares, and deliver net shares or pay the cash amount, as applicable, no later than the third business day following the determination of the average price.

Conversion Rate Adjustments
      The initial conversion rate will be adjusted for certain events, including:

(1) the issuance of our common stock as a dividend or distribution on our common stock, or certain subdivisions and combinations of our common stock, in which event the conversion rate will be adjusted based on the following formula:

CR1 - CR 0 ×	OS1 OS 0

where,

CR0 = the conversion rate in effect at the close of business on the record date

CR1 = the conversion rate in effect immediately after the record date

OS0 = the number of shares of our common stock outstanding at the close of business on the record date

OS1 = the number of shares of our common stock that would be outstanding immediately after such event

(2) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock for a period expiring 45 days or less from the date of issuance of such rights or warrants (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR 0 ×	OS 0 + X --------- OS 0 + Y

where,

CR0 = the conversion rate in effect at the close of business on the record date

CR1 = the conversion rate in effect immediately after the record date

OS0 = the number of shares of our common stock outstanding at the close of business on the record date

X = the total number of shares of our common stock issuable pursuant to such rights

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the sale prices of our common stock for the ten consecutive trading days prior to the business day immediately preceding the announcement of the issuance of such rights

(3) the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets or property (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted based on the following formula:

CR1 - CR 0 ×	SP 0 SP 0 - FMV

where,

CR0 = the conversion rate in effect at the close of business on the record date

CR1 = the conversion rate in effect immediately after the record date

SP0 = the current market price

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the following formula:

CR1 - CR 0 ×	FMV 0 + MP 0 MP 0

where,

CR0 = the conversion rate in effect at the close of business on the record date

CR1 = the conversion rate in effect immediately after the record date

FMV0 = the average of the sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 trading days commencing on and including the fifth trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted

MP0 = the average of the sale prices of our common stock over the 10 trading days commencing on and including the fifth trading day after the date on which “ex-distribution trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted

(4) dividends or other distributions consisting exclusively of cash to all holders of our common stock during any fiscal quarter, in which event the conversion rate will be adjusted based on the following formula:

CR1 = CR 0 ×	SP 0 SP 0 - C

where,

CR0 = the conversion rate in effect at the close of business on the record date

CR1 = the conversion rate in effect immediately after the record date

SP0 = the current market price

C = the amount in cash per share we distribute to holders of our common stock

(5) we or one or more of our subsidiaries make purchases of our common stock pursuant to a tender offer or exchange offer by us or one of our subsidiaries for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the current market price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “expiration date”), in which event the conversion rate will be adjusted based on the following formula:

CR1 - CR 0 ×	FMV + (SP1 × OS1) OS 0 × SP1

where,

CR0 = the conversion rate in effect on the expiration date

CR1 = the conversion rate in effect immediately after the expiration date

FMV = the fair market value (as determined by our board of directors) of the aggregate value of all cash and any other consideration paid or payable for shares validly tendered or exchanged and not withdrawn as of the expiration date (the “purchased shares”)

OS1 = the number of shares of our common stock outstanding immediately after the expiration date less any purchased shares

OS0 = the number of shares of our common stock outstanding immediately after the expiration date, including any purchased shares

SP1 = the sale price of our common stock on the trading day next succeeding the expiration date

(6) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the expiration date, our board of directors is not recommending rejection of the offer, in which event the conversion rate will be adjusted based on the following formula:

CR1 - CR 0 ×	FMV + (SP1 × OS1) OS 0 × SP1

where,

CR0 = the conversion rate in effect on the expiration date

CR1 = the conversion rate in effect immediately after the expiration date

FMV = the fair market value (as determined by our board of directors) of the aggregate consideration payable to our shareholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the expiration date

OS1 = the number of shares of our common stock outstanding immediately after the expiration date less any purchased shares

OS0 = the number of shares of our common stock outstanding immediately after the expiration date, including any purchased shares

SP1 = the sale price of our common stock on the trading day next succeeding the expiration date

The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of the consolidated assets of us and our subsidiaries substantially as an entirety.
      “Current market price” of our common stock on any day means the average of the sale price of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.
      “Record date” means, for purposes of this section, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock have the right to receive any cash, securities or other property or in which our common stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of our common stock entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors or by statute, contract or otherwise).
      To the extent that we have a rights plan in effect upon conversion of the Notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed, to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights. If we implement a rights plan after issuance of the Notes, no adjustment will be made to the conversion right unless the rights plan is subsequently triggered.
      No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment; provided that, notwithstanding the foregoing, all such carried forward adjustments shall be made at the time we mail a notice of redemption or notify holders of Notes of a specified corporate transaction that would entitle them to convert their Notes, and thereafter any conversion rate adjustment shall be made without regard to the 1% threshold described in the preceding sentence.
      Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.
      In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to another corporation of our consolidated assets substantially as an entirety, or any statutory share exchange, in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the Notes then outstanding will be entitled thereafter to convert those Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, lease, transfer or statutory share exchange had such Notes been converted into our common stock immediately prior to such transaction (the “exchange property”). However, at the effective time of the transaction, the principal return payable on conversion of the Notes will continue to be payable in cash and the conversion value will be calculated based on the value of the exchange property. We agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the Notes shall have a reasonable opportunity to determine the form of consideration into which all of the Notes, treated as a single class, shall be convertible from and after the effective date of such transaction. Such determination shall be based on the weighted average of elections made by holders of the Notes who participate in such determination. If the event described above is a “public acquirer fundamental change,” then we may in certain circumstances elect to change the conversion right in the manner described under “— Make Whole Amount and Public Acquirer Change of Control” in lieu of changing the conversion right in the manner described in this paragraph.
      We may from time to time, at our discretion to the extent permitted by law and subject to applicable rules of the New York Stock Exchange, increase the conversion rate of the Notes by any amount for any period of at least 20 days. In that case we will give at least 15 days notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.
      The holders of Notes may in certain situations be deemed to have received a distribution subject to U.S. federal income tax, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits, in the event of any taxable distribution to holders of common stock, such as a cash dividend, or in certain other situations requiring a conversion rate adjustment. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. In addition, non-U.S. holders of Notes in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Certain United States Federal Income Tax Considerations — U.S. Holders — Constructive Distributions” and “Certain United States Federal Income Tax Considerations — Non-U.S. Holders — Dividends.”
Exchange in Lieu of Conversion
      When a holder surrenders Notes for conversion, we may direct the conversion agent to surrender, on or prior to the date of determination of the average price, such Notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any Notes surrendered for conversion, the designated institution must agree to deliver, in exchange for such Notes, a number of shares of our common stock equal to the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof. Any cash amounts will be based on the average price.
      If the designated institution accepts any such Notes, it will deliver the appropriate number of shares of our common stock to the conversion agent and the conversion agent will deliver those shares to you. Any Notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any Notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following determination of the average price, convert the Notes into cash and shares, if any, of our common stock, as described under “— Conversion Settlement” above.
      Our designation of an institution to which the Notes may be submitted for exchange does not require the institution to accept any Notes. If the designated institution declines to accept any Notes surrendered for exchange, we will convert those Notes into cash and shares, if any, of our common stock, as described under “— Conversion Settlement” above. We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.
Payment at Maturity
      Each holder of $1,000 principal amount of the Notes shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest and liquidated damages, if any.
      We will pay principal on:

•	global Notes to DTC in immediately available funds; and

•	any definitive Notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.
Optional Redemption by Us
      Prior to August 20, 2010, the Notes will not be redeemable at our option. On or after August 20, 2010, we may redeem the Notes in whole or in part, in cash, at a redemption price equal to 100.68% of the principal amount of the Notes being redeemed and on or after August 15, 2011 we may redeem the Notes in whole or in part, in cash, at a redemption price equal to 100.34% of the principal amount of the Notes to be redeemed, in each case plus any accrued and unpaid interest and accrued and unpaid liquidated damages, if any, to, but excluding, the redemption date.

      We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of Notes. Notes or portions of Notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.
      If we do not redeem all of the Notes, the trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any Notes are to be redeemed in part only, we will issue a new Note or Notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your Notes is selected for partial redemption and you convert a portion of your Notes, the converted portion will be deemed to be taken from the portion selected for redemption.
Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder
      If a fundamental change occurs, each holder of Notes will have the right to require us to purchase all or any portion of that holder’s Notes equal to $1,000 in principal amount or integral multiples thereof, on a repurchase date that is not less than 25 nor more than 40 business days after the date of our notice of the fundamental change. We will purchase such Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest (including liquated damages, if any) to but excluding the fundamental change repurchase date, unless such fundamental change repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest (including liquated damages, if any) payable on such interest payment date to the holder of record at the close of business on the corresponding record date.
      Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of Notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right and the fundamental change repurchase date. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of Notes must deliver, on or before the close of business on the second business day immediately preceding the fundamental change repurchase date specified in our notice, written notice to the trustee of the holder’s exercise of its repurchase right, together with the Notes with respect to which the right is being exercised. We will promptly pay the repurchase price for Notes surrendered for repurchase following the fundamental change repurchase date.
      You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate number of the withdrawn Notes (or, if your Notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.
      Payment of the repurchase price for a Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the Note will be made promptly following the later of the fundamental change repurchase date and the time of book-entry transfer or delivery of the Note. If the paying agent holds money sufficient to pay the repurchase price of the Note, on the repurchase date, then, on and after the business day following the repurchase date:

•	the Note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the Note.

      This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.
      A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, but in no event will a fundamental change be deemed to have occurred if:

•	the price of our common stock exceeds 105% of the conversion price; or

•	at least 90% of the consideration in a merger or consolidation of us (excluding cash payments for fractional shares and cash payments in respect of statutory or dissenters’ appraisal rights) consists of common stock (or American Depositary Shares) listed for trading on the New York Stock Exchange or another national securities exchange or quoted or approved for trading on the Nasdaq National Market.
      A “change of control” will be deemed to have occurred at such time after the original issuance of the Notes when the following has occurred:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common stock representing more than 50% of the voting power of all classes of our capital stock and options and warrants to acquire such capital stock entitled to vote generally in the election of directors; or

(2) consummation of any transaction or event (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events (other than a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction, “beneficially own” immediately after such transaction, directly or indirectly, shares of voting stock representing not less than a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership prior to the transaction) pursuant to which all of our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash, securities or other property (other than cash payments for fractional shares and cash payments in respect of dissenters’ or appraisal rights) that are not, or upon issuance will not be, traded on the New York Stock Exchange or another national securities exchange or quoted or approved for trading on the Nasdaq National Market.
      The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      A “termination of trading” will be deemed to have occurred if our common stock (or the other common stock or American Depositary Shares into which the Notes are then convertible) is neither listed for trading on the New York Stock Exchange or another national securities exchange nor quoted or approved for trading on the Nasdaq National Market.
      Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Notes. We will comply with this rule to the extent applicable at that time.
      We may, to the extent permitted by applicable law, at any time purchase the Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any Notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
      The foregoing provisions would not necessarily protect holders of the Notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

      Our ability to repurchase Notes upon the occurrence of a fundamental change is subject to important limitations. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the Notes under certain circumstances, or expressly prohibit our repurchase of the Notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing Notes, we could seek the consent of our lenders to repurchase the Notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the Notes. Our failure to repurchase tendered Notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.
      No Notes may be purchased by us at the option of the holders upon a fundamental change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
      The fundamental change purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise, or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the Notes.
Merger and Sales of Assets
      The indenture provides that Maxtor may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is (A) organized and existing under the laws of the United States, any state thereof or the District of Columbia, or (B) a corporation, limited liability company, partnership or trust organized and existing under the laws of a jurisdiction outside the United States; provided, however, that in the case of a transaction where the resulting, surviving or transferee person is organized under the laws of a foreign jurisdiction, we may not consummate the transaction unless (v) such person has common stock or American Depository Shares representing such common stock traded on the New York Stock Exchange or another national securities exchange in the United States or quoted on the Nasdaq National Market; (w) such person has a worldwide total market capitalization of its equity securities (before giving effect to such consolidation, merger or disposition) of at least $3 billion; (x) such entity has consented to service of process in the United States; (y) we have made provision for the satisfaction of our obligations to repurchase notes following a fundamental change, if any; and (z) we have obtained an opinion of tax counsel experienced in such matters to the effect that, under the then-existing US federal tax laws, there would be no material adverse U.S. tax consequences to holders of the notes resulting from such transaction;

•	such person, if other than Maxtor, assumes all obligations of Maxtor under the Notes and the indenture; and

•	Maxtor or such successor is not then or immediately thereafter in default under the indenture.
      The occurrence of certain of the foregoing transactions could also constitute a change of control or fundamental change. See “— Fundamental Change Requires Us to Repurchase Notes at the Option of the Holder.”
      This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default
      Each of the following constitutes an event of default under the indenture:

•	our failure to pay when due the principal of, or premium, if any, on any of the Notes at maturity, upon redemption or exercise of a repurchase right;

•	our failure to pay an installment of interest (including liquidated damages, if any) on any of the Notes for 30 days after the date when due;

•	our failure to pay the principal return or the net amount when due upon conversion of Notes, together with cash in lieu thereof in respect of any fractional shares, upon conversion of a Note, and that failure continues for 10 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the Notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money of Maxtor or our designated subsidiaries in an amount in excess of $50 million, or if there is an acceleration of indebtedness for borrowed money in an amount in excess of $50 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the Notes then outstanding;

•	our failure to give timely notice of a fundamental change; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our designated subsidiaries or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.
      A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of Maxtor whose assets constitute 15% or more of the total assets of Maxtor on a consolidated basis.
      Our obligations under the indenture are not intended to provide creditor rights for amounts in excess of par plus accrued and unpaid interest and liquidated damages, if any.
      If an event of default specified in the seventh bullet point above occurs and is continuing, then the principal of all the Notes and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than an event of default specified in the seventh bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare the Notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, subject to the provisions of the indenture.
      The holders of a majority in aggregate principal amount of Notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of Notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

•	in any payment on the Notes;

•	in respect of the failure to convert the Notes; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each Note affected as described in “— Modification, Waiver and Meetings” below.
      Holders of a majority in aggregate principal amount of the Notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the Notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of Notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the Notes to pursue remedies with respect to the indenture and the Notes are subject to a number of additional requirements set forth in the indenture.
      The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any conversion, redemption or repurchase obligation.
      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any event of default within five business days of our becoming aware of the occurrence of any event of default.
Modification and Waiver

Changes Requiring Approval of Each Affected Holder
      The indenture (including the terms and conditions of the Notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Note affected by such change to:

•	change the maturity of any Note or the payment date of any installment of interest or liquidated damages payable on any Notes;

•	reduce the principal amount of, or any interest or liquidated damages, redemption price or change of control purchase price on, any Note;

•	impair or adversely affect the conversion rights of any holder of Notes;

•	change the currency of payment of such Notes or interest or liquidated damages, redemption price or change of control purchase price thereon;

•	alter the manner of calculation or rate of accrual of interest or liquidated damages, redemption price or change of control purchase price on any Note or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Note;

•	modify our obligation to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the Notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of the Notes;

•	reduce the percentage in aggregate principal amount of Notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of Notes outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval
      The indenture (including the terms and conditions of the Notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding.

Changes Requiring No Approval
      The indenture (including the terms and conditions of the Notes) may be modified or amended by us and the trustee, without the consent of the holder of any Note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of Notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of Notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Notes;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the Notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Notes in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes.
Registration Rights
      We have entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the Notes. Pursuant to the agreement, we will at our expense use our best efforts to keep the registration statement effective until the earliest of:

(1) two years after the last date of original issuance of any of the Notes;

(2) the date when the holders of the Notes and the common stock issuable upon conversion of the Notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act; or

(3) the date when all of the Notes and the common stock issuable upon conversion of the Notes are disposed of pursuant to the shelf registration statement or Rule 144 under the Securities Act or any similar provision then in effect.
      Holders of Notes are required to deliver certain information to be used in connection with the registration statement. We have previously provided such holders a form of notice and questionnaire to be completed and delivered by each holder interested in selling securities pursuant to the registration statement. In order to sell Notes or common stock pursuant to the registration statement, a holder must complete and deliver the questionnaire to us. To be named as a selling security holder in the related prospectus at the time of effectiveness of the registration statement, a holder must complete and deliver the questionnaire to us on or prior to the 10th business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after effectiveness of the registration statement, we will, (a) if required by applicable law, upon the later of (x) 90 days after such date or (y) 10 business days after the expiration of any suspension period in effect when the questionnaire is delivered, file with the SEC a post-effective amendment to the registration statement or (b) prepare and, if required by applicable law, upon the later of (x) 15 business days after such date or (y) 10 business days after the expiration of any suspension period in effect when the questionnaire is delivered, file a supplement to the related prospectus in order to permit you to deliver a prospectus to purchasers of Notes or common stock sold pursuant to the registration statement.
      We have filed the registration statement, of which this prospectus constitutes a part, to satisfy our obligations under the registration rights agreement. In connection with the filing of the registration statement, we have agreed to:

•	provide to each holder for whom the registration statement was filed copies of the prospectus that is a part of the registration statement;

•	notify each such holder when the registration statement has become effective; and

•	take certain other actions as are required to permit unrestricted resale of the Notes and the common stock issuable upon conversion of the Notes.
      Each holder who sells securities pursuant to the registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).
      We may suspend the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.
      However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Notes of the existence of such a suspension. Each holder, by its acceptance of the Notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.
      A registration default will occur if at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act, (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, or (3) a suspension period, when aggregated with other suspension periods during the prior 360-day period, continues, unterminated, for more than 90 days.
      If a registration default occurs, liquidated damages in the form of additional interest will accrue on the Notes that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured, and (2) the date the registration statement is no longer required to be kept effective. Liquidated damages will be paid semiannually in arrears on each February 15 and August 15 and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a Note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a Note from and after the 91st day following such registration default.
      In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder converts some or all of its Notes into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive liquidated damages on such common stock, but will receive additional shares or cash upon conversion.
Form, Denomination and Registration
      Denomination and Registration. The Notes were issued in fully registered form, without coupons, in minimum denominations of $2,000 principal amount and integral multiples of $1,000 thereof.
      Global Notes. Notes are evidenced by one or more global Notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.
      Record ownership of the global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.
      So long as Cede & Co., as nominee of DTC, is the registered owner of the global Notes, Cede & Co. for all purposes will be considered the sole holder of the global Notes. Except as provided below, owners of beneficial interests in the global Notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global Notes.
      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.
      We will wire, through the facilities of the trustee, payments of principal, interest, liquidated damages, the redemption price or change of control purchase price on the global Notes to Cede & Co., the nominee of DTC, as the registered owner of the global Notes. None of Maxtor, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global Notes to owners of beneficial interests in the global Notes.
      It is DTC’s current practice, upon receipt of any payment on the global Notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Notes represented by the global Notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Notes represented by the global Notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If you would like to convert your Notes into common stock pursuant to the terms of the Notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.
      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Notes represented by global Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.
      Neither Maxtor nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including, without limitation, the presentation of Notes for conversion or repurchase as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Notes are credited and only for the principal amount of the Notes for which directions have been given.
      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Notes to be issued in definitive form in exchange for the global Notes. None of Maxtor, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Notes.
      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
Governing Law
      The indenture and the Notes are be governed by, and construed in accordance with, the laws of the State of New York.
Information Concerning the Trustee
      U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Notes. The Bank of New York is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 525,000,000 shares of common stock, $0.01 par value per share, and 95,000,000 shares of preferred stock, $0.01 par value per share.
      The following is a summary of the material terms of our common stock and preferred stock. Please refer to our Restated Certificate of Incorporation for more detailed information.
Common Stock
      The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefore. See the section entitled “Dividend Policy” above. In the event of a liquidation, dissolution or winding up of Maxtor, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock issued upon conversion of the Notes will be, fully paid and nonassessable.
Preferred Stock
      The Board has the authority, without action by the stockholders, to designate and issue up to 95,000,000 shares of preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the common stock. While it is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board determines the specific rights of the holders of such preferred stock, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, decreasing the market price of our common stock and delaying or preventing a change in control of Maxtor without further action by the stockholders. We have no present plans to issue any shares of preferred stock. See the section entitled “— Restated Certificate of Incorporation and Bylaw Provisions.”
Anti-takeover Provisions

Delaware Law
      We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Restated Certificate of Incorporation and Bylaw Provisions
      Our Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors serving staggered three-year terms. Each class of directors need not be of equal number, with the size to be fixed exclusively by the Board. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting together as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. Our Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of Maxtor must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of Maxtor may be called only by the Board, the Chairman of the Board, or the Chief Executive Officer. Advance notice is required for stockholder proposals or director nominations by stockholders. These provisions may be amended only by the affirmative vote of at least 66 2/3% of the outstanding voting stock, voting together as a single class.
      In addition, pursuant to our Restated Certificate of Incorporation, the Board has authority to issue up to 95,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company, thereby delaying, deferring or preventing a change in control of the company. Furthermore, such preferred stock may have other rights, including economic rights, senior to the common stock, and as a result, the issuance of such preferred stock could have a material adverse effect on the market price of the common stock.
      These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the common stock. Such provisions also may inhibit fluctuations in the market price of the common stock that could result from takeover attempts.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is the Bank of New York.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of certain U.S. federal income tax consequences of purchasing, holding and selling the Notes, and where noted, our common stock as of the date hereof. This summary deals only with holders that hold Notes as capital assets.
      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, tax-exempt entities, insurance companies, individuals who are U.S. expatriates, dealers in securities or foreign currencies, persons that will hold Notes or common stock received pursuant to conversion of the Notes as part of a hedge or as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Further, we do not address the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the Notes or our common stock.
      A “U.S. holder” means a beneficial owner of a Note or common stock that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes. A “non-U.S. holder” is a person that is a beneficial owner of our Notes or common stock other than a U.S. holder.
U.S. Treasury Circular 230 Notice
      The tax discussions contained in this prospectus was written for use in connection with the promotion or marketing of the transactions or matters addressed herein. These discussions were not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. tax penalties. You should consult your own independent tax advisor in determining the tax consequences to you of holding the Notes or our common stock, including the application to your particular situation of the U.S. tax issues discussed, as well as the application of state, local, foreign, or other tax laws.
U.S. Holders
      This section applies to you if you are a U.S. holder.

Payments of Interest
      Payments of interest on the Notes generally will be taxable to you as ordinary interest income at the time such payments are accrued or are received (in accordance with your regular method of tax accounting).

Market discount
      If you purchase a Note for less than the Note’s principal amount, you may be considered to have purchased the Note at a “market discount.” If the market discount is less than 0.25% of the stated redemption price of the Note at maturity multiplied by the number of complete years to maturity, then the market discount will be deemed to be zero.
      You may elect to include market discount in income currently as it accrues. Any such election will apply to all market discount bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the IRS. Your tax basis in a Note will be increased by the amount of market discount included in your income under this election.
      If you do not make an election to include market discount in income currently as it accrues, any principal amount received or gain realized on the sale, exchange, retirement or other taxable disposition of a Note will be treated as ordinary income to the extent of any accrued market discount on the Note that has not previously been included in income. Unless you irrevocably elect to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days you have held the Note and the denominator of which is the number of days from the date you acquired the Note until its maturity. If you exchange or convert a Note into common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the common stock.
      You may be required to defer a portion of your interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Note purchased with market discount. Any such deferred interest expense may not exceed the market discount that accrues during a taxable year and is, in general, allowed as a deduction not later than the year in which the market discount is includible in income.

This interest expense deferral will not apply if you make an election to include market discount in income currently as it accrues.

Market premium
      If you purchase a Note for more than the Note’s principal amount, you will generally be considered to have purchased the Note at a “market premium.” If an election is made, the market premium may generally be amortized using a constant yield method, over the remaining term of the Note.
      Interest otherwise required to be included in income with respect to the Note during any tax year may be offset by the amount of any amortized market premium. An election to amortize market premium will apply to all market premium bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the IRS. If you elect to amortize the market premium, you must reduce your tax basis in the Note by the amount of the market premium used to offset interest income.

Sale, Exchange, Redemption or Repurchase of the Notes
      Except as set out below under “Conversion of the Notes,” the sale, exchange (including an exchange in lieu of conversion) or repurchase of a Note will cause you to recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income), and (ii) your adjusted tax basis in the Note. Gain or loss realized by a U.S. holder generally will be long-term capital gain or loss if, at the time of the disposition, the Notes have been held for more than one year. Long-term capital gains recognized by certain non-corporate taxpayers generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes
      If you convert the Notes and receive only cash, your gain or loss will be the same as if you disposed of the Notes in a taxable disposition, as described above under “— U.S. Holders — Sale, Exchange, Redemption or Repurchase of the Notes.”
      If you receive a combination of cash and common stock upon conversion of a Note (other than an exchange in lieu of conversion), it is likely that the conversion will be treated as a recapitalization. In a recapitalization, you would recognize gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in respect of accrued and unpaid interest) and (ii) the amount of gain realized equal to the excess, if any, of the amount of cash you receive (other than in respect of accrued and unpaid interest) plus the fair market value of common stock you receive, over your adjusted tax basis in the Note. Your aggregate tax basis in common stock received will be the same as the your basis in the Note at the time of conversion, reduced by the amount of any cash received (other than in respect of accrued and unpaid interest), increased by the amount of gain, if any, recognized and increased, for a cash method holder, by the amount of the fair market value of common stock received with respect to accrued interest.
      Alternatively there is a possibility that the conversion could be treated as a partial taxable sale of the Note and a partial tax-free conversion of the Note. You should consult your tax advisor regarding the U.S. federal income tax consequences to you of the receipt of both cash and common stock upon conversion of a Note.
      In each case described above, your holding period for the common stock received will include your holding period for the Note converted.

Constructive Distributions
      The conversion price of the Notes will be adjusted in certain circumstances. See the discussion under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” above and “Description of the Notes — Conversion Rights — Make Whole Amount and Public Acquirer Change of Control” above. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you, whether or not you ever exercise your conversion privilege. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. In particular, any adjustment in the conversion rate to compensate U.S. holders of Notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution of stock to the U.S. holders, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. Any deemed dividend would not be eligible for the dividends received deduction or for preferential rates applicable to certain non-corporate U.S. holders in respect of certain dividends. In certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to holders of our common stock. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on Common Stock
      In general, distributions with respect to our common stock received upon the conversion of a Note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will generally qualify for a reduced rate of taxation (currently effective for tax years through 2008) if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock
      You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a Note. This capital gain or loss will equal the difference between the amount realized and your tax basis in our common stock. Your basis in common stock received in a conversion will be determined as described under “Conversion of the Notes” above. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
      This section applies to you if you are a non-U.S. holder.

Payments on the Notes
      Subject to the discussion below concerning backup withholding, principal payments and interest payments will not be subject to U.S. federal withholding tax if each of the following conditions has been satisfied:

•	you do not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Sale, Exchange or Other Disposition of the Notes or Shares of Common Stock
      Subject to the discussion below concerning backup withholding, you generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized upon sale or other disposition of Notes or common stock, unless you are an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

Dividends
      Dividends (including deemed dividends on the Notes described above under “U.S. Holders — Constructive Distributions”) paid to you on our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide an IRS Form W-8BEN certifying your entitlement to benefits under a treaty.

Backup Withholding and Information Reporting
      Unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the Notes and the proceeds from a sale or other disposition of the Notes. You may be subject to U.S. backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.
      THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED OR FOR WHICH THE NOTES MAY BE EXCHANGED, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS
      We originally issued the Notes offered by the selling securityholders hereby in an August 2005 private placement. The initial purchasers of the Notes resold them to persons they reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, which term as used in the prospectus includes the initial purchasers’ transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and common stock issued upon conversion of the Notes.
      The following table sets forth information, unless otherwise noted, as of November 4, 2005, with respect to the selling securityholders and the respective principal amounts of Notes and common stock that each selling securityholder beneficially owns that may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. We have obtained this information from the selling securityholders. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office, or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the Notes or the common stock issuable upon conversion of the Notes pursuant to this prospectus, no estimate can be given to us as to the amount of the Notes or the common stock issuable upon conversion of the Notes that will be held by the selling securityholders upon termination of any particular offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.
      The number of shares of common stock shown in the table set forth below assumes the conversion of the full amount of Notes held by such holder at the initial conversion rate of 153.1089 shares per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of common stock may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid instead of fractional shares, if any.

				Number of Shares of Common Stock
		Principal Amount of Notes
				Common Stock		Common Stock
		Beneficially		Beneficially		Beneficially
		Owned and	Percentage	Owned Prior		Owned
	Natural Person with Voting	Offered	of Notes	to this	Common Stock	Following the
Selling Securityholder(1)	or Investment Control	Hereby(1)	Outstanding	Offering(1)(2)	Offered Hereby	Offering(3)

AHFP Context	Michael Rosen & William Fertig	$250,000	*	38,277	38,277	0
BNP Paribas Equity Strategies, SNC	Christian Menestrier	$5,263,000	1.6%	849,447	805,812	43,635
Citadel Equity Fund Ltd.	Kenneth C. Griffin(4)	$14,500,000	4.4%	2,220,079	2,220,079	0
Citigroup Global Markets Inc.	Citigroup Inc.(5)	$39,595,000	12.1%	6,062,346	6,062,346	0
Context Convertible Arbitrage Fund, LP	Michael Rosen & William Fertig	$950,000	*	145,453	145,453	0
Context Convertible Arbitrage Offshore, Ltd.	Michael Rosen & William Fertig	$3,700,000	1.1%	566,502	566,502	0
Convertible Securities Fund	Yanfang (Emma) Yan	$30,000	*	4,593	4,593	0

				Number of Shares of Common Stock
		Principal Amount of Notes
				Common Stock		Common Stock
		Beneficially		Beneficially		Beneficially
		Owned and	Percentage	Owned Prior		Owned
	Natural Person with Voting	Offered	of Notes	to this	Common Stock	Following the
Selling Securityholder(1)	or Investment Control	Hereby(1)	Outstanding	Offering(1)(2)	Offered Hereby	Offering(3)

CooperNeff Convertible Strategies (Cayman) Master Fund L.P.	Christian Menestrier	$1,859,000	*	284,629	284,629	0
CQS Convertible and Quantitative Strategies Master Fund Limited	Michael Hintze	$1,000,000	*	153,108	153,108	0
Duma MasterFund, L.P.	Nadeem Walji	$1,000,000	*	153,108	153,108	0
Fidelity Advisor Series I: Fidelity Balanced Fund	Edward C. Johnson 3d(6)	$270,000	*	652,239	41,339	610,900
Fidelity Financial Trust: Fidelity Convertible Securities Fund	Edward C. Johnson 3d(6)	$10,000,000	3.1%	1,531,089	1,531,089	0
Fidelity Management Trust Company on behalf of accounts managed by it	Edward C. Johnson 3d(7)	$20,000	*	3,062	3,062	0
Fidelity Puritan Trust: Fidelity Balanced Fund	Edward C. Johnson 3d(6)	$2,650,000	*	6,996,738	405,738	6,591,000
Finch Tactical Plus Class B	Michael Rosen & William Fertig	$150,000	*	22,966	22,966	0
Fore Convertible Master Fund, Ltd.	David Egglishaw	$7,000,000	2.1%	1,071,762	1,071,762	0
Fore ERISA Fund, Ltd.	David Egglishaw	$2,000,000	*	306,217	306,217	0
FrontPoint Convertible Arbitrage Fund, L.P.	Phillip Duff, W. Gillespie Caffray & Paul Ghaffari(8)	$1,500,000	*	229,663	229,663	0
Guggenheim Portfolio Company VIII (Cayman) Ltd.	Matthew Li (9)	$1,500,000	*	229,663	229,663	0
Kamunting Street Master Fund, Ltd.	Allan Teh	$3,500,000	1.1%	535,881	535,881	0
Lyxor/Context Fund Ltd	Michael Rosen & William Fertig	$900,000	*	137,798	137,798	0
Lyxor/Convertible Arbitrage Fund Limited	Christian Menestrier	$426,000	*	65,224	65,224	0
Man Mac I Limited	Michael Collins(10)	$2,000,000	*	306,217	306,217	0
Mohican VCA MasterFund, Ltd.	Eric C. Hage & Daniel C. Hage	$1,000,000	*	153,108	153,108	0

				Number of Shares of Common Stock
		Principal Amount of Notes
				Common Stock		Common Stock
		Beneficially		Beneficially		Beneficially
		Owned and	Percentage	Owned Prior		Owned
	Natural Person with Voting	Offered	of Notes	to this	Common Stock	Following the
Selling Securityholder(1)	or Investment Control	Hereby(1)	Outstanding	Offering(1)(2)	Offered Hereby	Offering(3)

MSD TCB, LP	John Phelan & Glenn Fuhrman	$35,000,000	10.7%	5,358,811	5,358,811	0
National Bank of Canada	Michael Rosen & William Fertig	$1,050,000	*	160,764	160,764	0
Nations Convertible Securities Fund	Yanfang (Emma) Yan	$5,470,000	1.7%	837,505	837,505	0
Singlehedge US Convertible Arbitrage Fund	Christian Menestrier	$583,000	*	89,262	89,262	0
Sturgeon Limited	Christian Menestrier	$1,119,000	*	171,328	171,328	0
UBS Securities LLC	UBS AG(5)	$500,000	*	76,554	76,554	0
Variable Insurance Products Fund III: Balanced Fund	Edward C. Johnson 3d(6)	$60,000	*	152,886	9,186	143,700
Vicis Capital Master Fund	Sky Lucas, John Succo & Shad Stastney	$5,000,000	1.5%	765,544	765,544	0
Wachovia Capital Markets LLC	Wachovia Corp.(5)	$2,500,000	*	382,772	382,772	0
All other holders of Notes or future transferees, pledgees, donees or successors of any such holder		$173,655,000	53.4%	26,588,141	26,588,141	0
Total:		$326,000,000	100.00%	57,302,736	49,913,501	7,389,235

*	Less than one percent.

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in an amendment or supplement to this prospectus, if and when required.

(2)	Represents aggregate of common stock and Notes beneficially owned by the selling securityholder. Assumes conversion of the Notes at the initial conversion rate of 153.1089 shares per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of common stock beneficially owned by a selling securityholder may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid instead of fractional shares, if any.

(3)	Assumes sale, transfer or other disposition of all common stock issuable upon conversion of the Notes.

(4)	Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd and consequently has investment discretion over the securities held by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel Limited Partnership and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Limited Partnership disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. and Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(5)	Selling securityholder is an SEC-reporting company.

(6)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended.

FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 21,074,794 shares (including the number of shares Maxtor’s convertible securities are convertible into) of the common stock outstanding of Maxtor as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the Securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(7)	Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 2,054,082 shares (including the number of shares of Maxtor’s convertible securities are convertible into) of the common stock outstanding of Maxtor as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 2,054,082 shares and sole power to vote or to direct the voting of 2,054,082 shares of common stock owned by the institutional account(s) as reported above.

(8)	FrontPoint Convertible Arbitrage Fund GP LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such has voting and dispositve power over the securities held by fund. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(9)	The sole shareholder of Guggenheim Portfolio Company VIII (Cayman) Ltd. is Guggenheim Portfolio Company VIII, LLC. The limited liability company manager of Guggenheim Portfolio Company VIII, LLC is Guggenheim Advisors, LLC. Matthew Li exercises dispositive power with respect to Notes owned by Guggenehim Portfolio Company VIII (Cayman) Ltd.

(10)	Man-Diversified Fund II Ltd. has been identified as the controlling entity of Man Mac I Ltd. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

PLAN OF DISTRIBUTION
      We are registering for resale the Notes and the shares of common stock issuable upon conversion of the Notes on behalf of the selling securityholders, a list of whom is set forth in this prospectus under “Selling Securityholders,” or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-sale related transfer, referred to in this prospectus as the selling securityholders. We will receive no proceeds from this offering.
      The selling securityholders may sell the Notes or shares of common stock issuable upon conversion of the Notes from time to time, if at all, as follows:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of these methods of sale.
      If a selling securityholder sells Notes or shares of common stock issuable upon conversion of the Notes through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the Notes or shares of common stock issuable upon conversion of the Notes.
      The Notes and shares of common stock issuable upon conversion of the Notes may be sold from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Notes or our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

•	through purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	through privately negotiated transactions;

•	in one or more underwritten offerings on a firm commitment or best efforts basis;

•	through the writing of options;

•	a combination of any of the foregoing methods; or

•	any other legally available means.

      In connection with sales of the Notes or common stock issuable upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the Notes or common stock issuable upon conversion of the Notes in the course of hedging the positions they assume. The selling securityholders may pledge or grant a security interest in some or all of the Notes or common stock issuable upon conversion of the Notes and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Notes or common stock issuable upon conversion of the Notes from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate Notes or shares of common stock issuable upon conversion of the Notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus. The selling securityholders may sell short our common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover short sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.
      Our common stock trades on the New York Stock Exchange under the symbol “MXO”. Although the Notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the Notes. See “Risk Factors — Risks Relating to the Notes.”
      At the time a particular offering of Notes or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.
      Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders and any other person participating in such distribution will also be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Notes and the common stock issuable upon conversion of the Notes by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes and the common stock issuable upon conversion of the Notes to engage in market-making activities with respect to the particular Notes and the common stock issuable upon conversion of the Notes being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the Notes and the common stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes and the common stock issuable upon conversion of the Notes.
      Several of the selling securityholders are affiliates of broker-dealers. Each of these selling securityholders has informed us that: (1) such selling securityholder purchased its Notes in the ordinary course of business and (2) at the time that the Notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the Notes.
      The selling securityholders will be responsible for any fees, disbursements and expenses of any counsel for the selling securityholders. All other expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the Notes and shares of common stock will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-

dealer or agent that participates in transactions involving sales of the Notes and shares of common stock against certain liabilities, including liabilities arising under the Securities Act.
      We and the selling securityholders will be indemnified by the other against liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.
      We have undertaken to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) two years after the last date of original issue of any of the Notes, (2) the date when the holders of the Notes and the common stock issuable upon conversion of the Notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act, or (3) the date when all of the Notes and the common stock issuable upon conversion of the Notes are disposed of pursuant to the shelf registration statement or Rule 144 under the Securities Act or any similar provision then in effect. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.
LEGAL MATTERS
      The validity of the Notes and shares of common stock issued upon conversion of the Notes will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 25, 2004 and December 27, 2003 and for each of the three years in the period ended December 25, 2004 have been so incorporated in reliance on the report which contain an explanatory paragraph relating to the restatement of its financial statements as described in Note 2 to the financial statement of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
      We file reports with the SEC, which we make available on our website free of charge. These reports include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. You can also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      This prospectus is part of a registration statement we have filed with the SEC relating to the Notes and the common stock issuable upon conversion of the Notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

      We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below (SEC File No. 001-16447) and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering by the selling securityholders is complete:

•	Annual Report on Form 10-K/ A for the fiscal year ended December 25, 2004 filed on May 13, 2005;

•	Quarterly Report on Form 10-Q/ A for the period ended April 2, 2005 filed on June 9, 2005;

•	Quarterly Report on Form 10-Q for the period ended July 2, 2005 filed on August 4, 2005;

•	Quarterly Report on Form 10-Q for the period ended October 1, 2005 filed on November 4, 2005;

•	Current Reports on Form 8-K, filed on: January 24, 2005, February 3, 2005 (except for Items 2.02 and 9.01 thereof), February 11, 2005 (two reports filed), February 25, 2005, March 4, 2005, March 11, 2005, March 18, 2005, May 4, 2005 (except for Items 2.02 and 9.01 thereof), May 10, 2005, May 19, 2005, May 24, 2005, June 7, 2005 (except for Item 7.01), June 23, 2005, July 14, 2005, July 27, 2005 (except for Items 2.02 and 9.01 thereof), August 9, 2005 (except for Item 7.01 thereof); August 10, 2005, August 15, 2005 (two reports filed); August 24, 2005, August 31, 2005 , and October 26, 2005 (except for Items 2.02 and 9.01 thereof);

•	The description of our common stock contained in a registration statement on Form 8-A, filed April 12, 2001; and

•	any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.
      In addition, we also incorporate by reference all filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial filing of this registration statement, prior to the effectiveness of the registration statement and until the termination of this offering by the selling securityholders.
      Any statement contained in a document that is incorporated by reference herein will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference herein) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.
      We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the documents or information that have been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this at no cost to the requestor upon written or oral request addressed to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, attention: VP of Investor Relations (telephone: 408-894-5000).

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$39,000
Legal Fees and Expenses	655,000
Accounting Fees and Expenses	90,000
Printing Expenses	63,600
Miscellaneous Expenses	51,000

Total	$898,600

Item 15.	Indemnification of Officers and Directors
      Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. Our restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors, officers, employees, and agents to the full extent permitted by Delaware law. The restated certificate of incorporation and amended and restated bylaws further provide that we may indemnify directors, officers, employees, and agents in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from wilful misconduct of a culpable nature) and to maintain directors’ and officer’s liability insurance, if available on reasonable terms.
      These indemnification provisions and the indemnification agreements that we have entered into with our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.
      We have a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defence, settlement or payment of a judgment under certain circumstances.
      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

Item 16.	Exhibits.

Number		Description

4	.1(1)	Indenture between Registrant and U.S. Bank National Association, dated August 15, 2005

4	.2(1)	Registration Rights Agreement among Registrant, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., dated August 15, 2005

5.1		Opinion of DLA Piper Rudnick Gray Cary US LLP

10	.1(1)	US $300,000,000 Purchase Agreement between Registrant and Citigroup Global Markets Inc. as Representative of the several Initial Purchasers dated as of August 9, 2005, as amended by Amendment to Purchase Agreement dated as of August 26, 2005

12	.1(1)	Statements re: Computation of Ratios

23.1		Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1		Power of Attorney (contained in the signature page hereof)

25.1		Statement of Eligibility of Trustee on Form T-1

(1)	Incorporated by reference to exhibits of Form 10-Q filed November 4, 2005.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, That paragraphs (1)(i) and (1)(ii) above shall not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the annual report of the registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on November 4, 2005.

MAXTOR CORPORATION

By	/s/ C.S. Park

Dr. C.S. Park
Chairman of the Board and
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Dr. C.S. Park and William O. Sweeney, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
      IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on November 4, 2005.

Signature	Title

/s/ C.S. Park Dr. C.S. Park	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Duston M. Williams Duston M. Williams	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)

/s/ Nancy Bush Nancy Bush	Vice President, Corporate Controller (Principal Accounting Officer)

/s/ Kimberly Alexy Kimberly Alexy	Director

Signature	Title

/s/ Richard E. Allen Richard E. Allen	Director

/s/ Charles M. Boesenberg Charles M. Boesenberg	Director

/s/ Michael R. Cannon Michael R. Cannon	Director

/s/ Charles F. Christ Charles F. Christ	Director

/s/ Charles Hill Charles Hill	Director

/s/ Gregory E. Myers Gregory E. Myers	Director

EXHIBIT INDEX

Number		Description

4	.1(1)	Indenture between Registrant and U.S. Bank National Association, dated August 15, 2005

4	.2(1)	Registration Rights Agreement among Registrant, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., dated August 15, 2005

5.1		Opinion of DLA Piper Rudnick Gray Cary US LLP

10	.1(1)	US $300,000,000 Purchase Agreement between Registrant and Citigroup Global Markets Inc. as Representative of the several Initial Purchasers dated as of August 9, 2005, as amended by Amendment to Purchase Agreement dated as of August 26, 2005

12	.1(1)	Statements re: Computation of Ratios

23.1		Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1		Power of Attorney (contained in the signature page hereof)

25.1		Statement of Eligibility of Trustee on Form T-1

(1)	Incorporated by reference to exhibits of Form 10-Q filed November 4, 2005.